UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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ZIMMER HOLDINGS, INC.

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ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

March 22, 2007

Dear Fellow Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Zimmer Holdings, Inc., which will be held at 9:00 a.m. on Monday, May 7, 2007, at The New York Palace Hotel, 455 Madison Avenue, New York, New York.

This booklet includes a notice of meeting and proxy statement. The proxy statement describes the business to be conducted at the meeting and provides other information that you should know when you vote your shares. Following the required business meeting we will report on the company's operations.

It is important that your shares be represented whether or not you attend the meeting. Registered stockholders can vote their shares via the Internet or by using a toll-free telephone number. Instructions for using these convenient services appear on the proxy card. You can also vote your shares by marking your votes on the proxy card, signing and dating it and mailing it promptly using the envelope provided.

We have provided space on the proxy card for comments. We urge you to use it to let us know your feelings about the company or to bring a particular matter to our attention. If you hold your shares through an intermediary, please feel free to write directly to us.

J. Raymond Elliott
Chairman, President and Chief Executive Officer



Zimmer Holdings, Inc.
345 East Main Street
Warsaw, Indiana 46580

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS

TIME AND DATE	9:00 a.m., Eastern Time, on Monday, May 7, 2007
PLACE	The New York Palace Hotel 455 Madison Avenue New York, New York
ITEMS OF BUSINESS	(1) To elect two members of the Board of Directors for three-year terms.
	(2) To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2007.
	(3) To approve amendments to our Restated Certificate of Incorporation to require the annual election of all directors.
	(4) To consider and vote on a stockholder proposal.
	(5) To transact such other business as may properly come before the meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a stockholder of record on March 8, 2007.
ANNUAL REPORT	Our 2006 Annual Report, which is not a part of the proxy solicitation material, is enclosed.
PROXY VOTING	Your vote is important, regardless of the number of shares you own. If you do not attend the meeting to vote in person, your vote will not be counted unless a proxy representing your shares is presented at the meeting. To ensure that your shares will be voted at the meeting, please vote in one of these ways:
	(1) Go to the website shown on your proxy card and vote via the Internet;
	(2) Use the telephone number shown on your proxy card (this call is toll-free in the United States); or
	(3) Mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope.

If you do attend the meeting, you may revoke your proxy and vote by ballot.

By Order of the Board of Directors

M F. Phi

Chad F. Phipps
Associate General Counsel and Corporate Secretary

March 22, 2007



ZIMMER HOLDINGS, INC.

PROXY STATEMENT

ANNUAL MEETING AND VOTING INFORMATION

Why did I receive these proxy materials?

You are receiving these proxy materials in connection with the solicitation of proxies on behalf of the Board of Directors of Zimmer Holdings, Inc. ("Zimmer", "we", "us", "our" or the "company") for use at the Annual Meeting of Stockholders on May 7, 2007. We are sending this proxy statement to all stockholders of record as of the close of business on March 8, 2007 for delivery beginning March 22, 2007.

Who is entitled to vote at the annual meeting?

Holders of record of our $0.01 par value common stock at the close of business on March 8, 2007 will be entitled to vote at the meeting. As of that date, there were 236,859,062 shares of common stock outstanding and entitled to vote. We are soliciting proxies on behalf of the Board of Directors to give all stockholders who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person.

What will stockholders vote on at the meeting?

Four items:
- election of directors
- ratification of the appointment of our independent registered public accounting firm
- a management proposal to amend our Restated Certificate of Incorporation to require the annual election of all directors
- a stockholder proposal for "simple majority" voting

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

What are the recommendations of the Board of Directors on how I should vote my shares?

The Board of Directors recommends that you vote your shares as follows:
- **"FOR"** the election of the two nominees as directors;
- **"FOR"** ratification of the appointment of our independent registered public accounting firm;
- **"FOR"** approval of amendments to our Restated Certificate of Incorporation to require the annual election of all directors; and
- **"AGAINST"** the stockholder proposal for "simple majority" voting.

What is the difference between a "stockholder of record" and a "beneficial holder"?

These terms describe how your shares are held. If your shares are registered directly in your name with The Bank of New York, our transfer agent, you are a "stockholder of record". If your shares are held in the name of a bank, broker, trust or other nominee as custodian, you are a "beneficial holder".

What are my voting rights?

Holders of our common stock are entitled to one vote per share.

How do I vote by proxy?

If you are a stockholder of record, we encourage you to vote via the Internet or by telephone. Internet and telephone voting information is provided on the proxy card. These methods are convenient and save us significant postage and processing expense. In addition, when you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted.

If you choose to vote by mail, mark your proxy card, date and sign it, and mail it in the postage-paid envelope. The shares represented will be voted according to your directions. If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendation of the Board of Directors on that proposal.

If you are a beneficial holder, you must provide instructions on voting to your bank, broker, trust or other nominee holder.

How do I vote in person?

If you are a stockholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting. If you are a beneficial holder and wish to vote in person at the meeting, you must obtain from your bank, broker, trust or other nominee holder a legal proxy issued in your name and present it to the inspectors of election with your ballot to be able to vote at the meeting.

How do I vote my shares in the 401(k) plan?

If you participate in the Zimmer Holdings, Inc. Savings and Investment Program or the Zimmer Puerto Rico Savings and Investment Program, you may instruct the plan trustee on how to vote your shares by mail, by telephone or via the Internet as described above. Your plan trustee will vote the shares credited to your plan account in accordance with your voting instructions. The trustee votes the shares on your behalf because you are the beneficial holder, not the record holder, of the shares credited to your account. The trustee will vote the plan shares for which it does not receive voting instructions in the same proportion as the shares for which it received voting instructions.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the meeting by: (1) giving timely written notice of the revocation to our Corporate Secretary; or (2) submitting a later-dated vote in person at the meeting, via the Internet, by telephone or by mail. If you are a beneficial holder, you may submit new voting instructions by contacting your bank, broker, trust or other nominee holder. You may also vote in person at the annual meeting if you obtain a legal proxy as described above.

What vote is required to approve each proposal?

Directors receiving the majority of votes cast (where the number of shares voted "for" a director exceeds the number of shares voted "against" the director) will be elected, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors will be elected by a plurality of the votes cast. Ratification of the selection of our independent registered public accounting firm and approval of the stockholder proposal will each require the affirmative vote of the majority of the shares of common stock present or represented by proxy. Approval of the proposed amendments to our Restated Certificate of Incorporation will require the affirmative vote of 80% of the outstanding shares of common stock.

What effect do abstentions and broker non-votes have?

Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors. For the proposal to ratify the selection of our independent registered public accounting firm, the proposal to approve amendments to our Restated Certificate of Incorporation and the stockholder proposal, abstentions are treated as shares present or represented and voting, so abstaining has the same effect as a vote "against" the proposal. Broker non-votes on a proposal are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved that proposal.

May I give my proxy to someone other than the individuals listed on the proxy card?

If you are a registered stockholder and wish to give your proxy to someone other than the individuals named on the proxy card, you may do so by crossing out the names appearing on the proxy card and inserting the name of another person. The person you have designated on the proxy card must present the signed card at the meeting.

Who tabulates the votes?

Representatives of ADP Investor Communications Services will tabulate the votes and act as independent inspectors of election.

Who pays the cost of this proxy solicitation?

We will pay the costs of this solicitation. Our employees may solicit proxies on behalf of the Board of Directors by mail, telephone, facsimile, electronic transmission and personal solicitation. In addition, we have retained The Altman Group, Inc. to assist in soliciting proxies for a fee of $5,500, plus out-of-pocket expenses. We will, upon request, reimburse brokerage firms and others for their reasonable expenses incurred for forwarding solicitation material to beneficial holders of stock. Questions concerning proxy voting or process should be directed to The Altman Group, Inc. via telephone at (800) 761-6578 (this call is toll-free in the United States).

Is there a list of stockholders entitled to vote at the annual meeting?

A list of stockholders entitled to vote at the meeting will be available at the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 5:00 p.m., at our offices at 345 East Main Street, Warsaw, Indiana. If you would like to view the stockholder list, please contact our Corporate Secretary to schedule an appointment.

Does the company offer an opportunity to receive future proxy materials electronically?

Yes. If you are a stockholder of record, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available along with a web address for viewing the materials and instructions for voting by telephone or the Internet. If you have more than one account, you may receive separate e-mail notifications for each account. If you vote online as described above, you may sign up for electronic delivery at that time.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning each person (including any group) known to us to beneficially own more than five percent (5%) of our common stock as of March 8, 2007. Unless otherwise noted, shares are owned directly or indirectly with sole voting and investment power.

Name and Address of Beneficial Owner	Total Number of Shares Owned	Percent of Class
Capital Research and Management Company[1]	20,489,000	8.6%
333 South Hope Street		
Los Angeles, California 90071		

(1) Based solely on information provided by Capital Research and Management Company, or Capital Research, and The Growth Fund of America, Inc., or Growth Fund, in a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007. Capital Research acts as an investment advisor to various investment companies. Capital Research has sole voting power over 4,839,000 shares of our common stock and sole dispositive power over 20,489,000 shares (or 8.6%) of our common stock. Capital Research has disclaimed beneficial ownership of these shares. Growth Fund is an investment company that is advised by Capital Research. Growth Fund has sole voting power over 15,650,000 shares (or 6.6%) of our common stock.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth, as of January 3, 2007, beneficial ownership of shares of our common stock by each current director, each of the executives named in the Summary Compensation Table and all current directors and executive officers as a group. Unless otherwise noted, such shares are owned directly or indirectly with sole voting and dispositive power.

Name	Total Shares Owned[1]	Shares Acquirable in 60 Days[2]	Deferred Share Units[3]	Percent of Class
J. Raymond Elliott	1,251,923	1,186,065	0	*
Stuart M. Essig	3,036	1,316	1,720	*
Larry C. Glasscock	59,042[4]	54,759	4,243	*
Arthur J. Higgins	0[5]	0	0	0
John L. McGoldrick	66,372	50,000	5,040	*
Augustus A. White, III, M.D., Ph.D.	25,998	22,000	3,998	*
Sam R. Leno	487,718	455,262[6]	0	*
Bruno A. Melzi	209,744	198,739	0	*
David C. Dvorak	257,969	248,506	0	*
Sheryl L. Conley	289,974	286,061	0	*
All current directors and executive officers as a group (15 persons)	3,240,899	3,060,835	15,001	1.4%

 * Less than 1.0%
(1) Includes direct and indirect ownership of shares, stock options that are currently exercisable and stock options that will be exercisable within 60 days of January 3, 2007, deferred share units and the following restricted shares, which are subject to vesting requirements: Mr. Leno – 5,000; Mr. Dvorak – 7,500; and all directors and executive officers as a group – 17,500.
(2) Includes stock options that are currently exercisable and stock options that will be exercisable within 60 days of January 3, 2007.
(3) Amounts credited to directors' accounts in the Restated Zimmer Holdings, Inc. Deferred Compensation Plan for Non-Employee Directors as deferred share units that will be paid in shares of our common stock within 60 days after cessation of the individual's service as a director.
(4) Includes 40 shares held in a trust with respect to which Mr. Glasscock shares voting authority with the trustee.
(5) Mr. Higgins joined the Board of Directors effective February 12, 2007.
(6) 1,667 of these shares vest within 60 days of January 3, 2007. Upon vesting, one-half of the shares will be transferred to Mr. Leno's former spouse pursuant to a domestic relations order.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, our directors, executive officers and the beneficial holders of more than 10% of our common stock are required to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based on our records and other information, we believe that during 2006 all applicable Section 16(a) filing requirements were met.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board of Directors. The Board has responsibility for establishing broad corporate policies and for our overall performance.

Policies on Corporate Governance

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving stockholders well and maintaining our integrity in the marketplace. We have adopted a Code of Business Conduct that applies to all directors, officers and employees and a Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Board of Directors has adopted Corporate Governance Guidelines, which, in conjunction with the Restated Certificate of Incorporation, Restated By-Laws, as amended, Board committee charters and key Board policies, form the framework for our governance. The current version of the Code of Business Conduct, the Code of Ethics for Chief Executive Officer and Senior Financial Officers, the Board's Corporate Governance Guidelines and the charters for each of the Audit Committee, Compensation and Management Development Committee, Corporate Governance Committee and Science and Technology Committee, as well as the Board's policies on auditor ratification and stockholder rights plans, are available in the Investor Relations/Corporate Governance section of our website, www.zimmer.com, and will be provided in print without charge upon written request to our Corporate Secretary at the address shown on the cover page of this proxy statement. We will either disclose on Form 8-K or post on our website any substantive amendment to, or waiver from, the Code of Ethics for Chief Executive Officer and Senior Financial Officers or a provision of the Code of Business Conduct that applies to any of our directors or executive officers. The Board regularly reviews corporate governance developments and modifies its

Corporate Governance Guidelines, committee charters and key practices as warranted. During 2006, the Board approved an amendment to our Restated By-Laws to adopt a majority vote standard for the election of directors in uncontested elections. This standard is explained in more detail below.

Director Independence

As permitted by the rules of the New York Stock Exchange, the Board has adopted categorical standards to assist it in making determinations of director independence. These standards incorporate, and are consistent with, the definition of "independent" contained in the New York Stock Exchange listing rules. These standards are set forth in Appendix A to this proxy statement and are also included in the Board's Corporate Governance Guidelines, which are available on our website as described above. The Board has determined that each of our non-employee directors, Stuart M. Essig, Larry C. Glasscock, Arthur J. Higgins, John L. McGoldrick and Augustus A. White, III, M.D., Ph.D., meets these standards and is independent. The Board has determined that J. Raymond Elliott, who is an employee, is not independent.

In making its determination with respect to Mr. Essig, the Board considered his position as President and Chief Executive Officer of Integra LifeSciences Holdings Corporation, or Integra, a medical device company from which we purchase certain dental products. During 2006, the amount we paid Integra exceeded $1,000,000 but represented less than 1.00% of Integra's gross revenues. Similarly, in making its determination with respect to Mr. Glasscock, the Board considered his position as Chairman, President and Chief Executive Officer of WellPoint, Inc., the largest commercial health benefits company in terms of membership in the United States and our primary health benefits provider. During 2006, the amount we paid WellPoint exceeded $1,000,000 but represented less than 0.1% of WellPoint's gross revenues. After reviewing the terms of these transactions and the relationships that Messrs. Essig and Glasscock have with their respective employers, the Board determined that neither director has a direct or indirect material interest in the transactions and that our business relationships with their employers do not diminish the ability of either director to exercise his independent judgment on issues affecting our business.

Adoption of Majority Vote Standard for Election of Directors

In September 2006, the Board approved an amendment to our Restated By-Laws to require directors to be elected by the majority of the votes cast with respect to that director in uncontested elections (number of shares voted "for" a director must exceed the number of votes cast "against" that director). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our Restated By-Laws, as amended, any director who fails to be elected must offer to tender his or her resignation to the Board. The Corporate Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." In 2007, all nominees for election as directors are currently serving on the Board.

Nominations for Directors

The Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a director candidate for consideration by the Corporate Governance Committee should send such recommendation to our Corporate Secretary at the address shown on the cover page of this proxy statement, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the stockholder and the candidate for more information. A stockholder who wishes to nominate an individual as a director candidate at the annual meeting of stockholders, rather than recommend the individual to the Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our Restated By-Laws, as amended (see "2008 Proxy Proposals" for more information on these procedures).

In considering candidates for the Board, the Corporate Governance Committee considers the entirety of each candidate's credentials and does not have any specific minimum qualifications that must be met by a committee-recommended nominee. The committee is guided by the following basic selection criteria for all nominees: independence; highest character and integrity; experience and understanding of strategy and policy-setting; reputation for working constructively with others; and sufficient time to devote to Board matters. The committee also gives consideration to diversity, age, international background and experience and specialized expertise in the context of the needs of the Board as a whole. During the past year, we paid a fee to a third-party search firm to assist the committee in identifying and evaluating potential director candidates. One of the candidates identified by the firm, Arthur J. Higgins, joined the Board of Directors effective February 12, 2007.

Stockholder Communication with the Board

The Board has implemented a process whereby our stockholders may send communications to the Board's attention. Any stockholder desiring to communicate with the Board, or one or more specified members thereof, should communicate in a writing addressed to Zimmer Holdings, Inc., Board of Directors, c/o Corporate Secretary, at the address shown on the cover page of this proxy statement. The Board has instructed our Corporate Secretary to promptly forward all such communications to the specified addressees thereof.

Conflicts of Interest Policy

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, has an interest. The Audit Committee is charged with reviewing and approving any related person transaction in which any executive officer, director, director nominee or more than 5% stockholder of the company, or any of their immediate family members, has a direct or indirect material interest. Our Compliance Officer or an attorney in our Legal Department is charged with reviewing any conflict of interest involving any other employee.

MEETINGS AND COMMITTEES OF THE BOARD

Meetings and Attendance

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Directors are also expected to attend the annual meeting of stockholders. All of the directors then in office attended the 2006 annual meeting. In 2006, the Board of Directors held seven meetings and committees of the Board held a total of 29 meetings. Overall attendance at these meetings was 99%. Each director attended more than 75% of the total meetings of the Board of Directors and each of the committees on which he served during 2006.

Executive Sessions of and Communication with Non-Management Directors

Non-management directors meet in executive sessions without management present upon the adjournment of every regularly scheduled meeting of the Board and at other times they determine. The director who presides at these meetings rotates session-by-session among the non-management directors in alphabetical order of their last names.

In order that interested parties may be able to make their concerns known to the non-management directors, the Board has adopted a method for communicating directly with the non-management directors. The Board has designated Stuart M. Essig to receive such communications on behalf of the non-management directors. Interested parties may contact Mr. Essig via e-mail at stuart.essig@zimmer.com.

Committees of the Board

Our Restated By-Laws provide that the Board may delegate responsibility to committees. During 2006, the Board had four standing committees: an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, a Compensation and Management Development Committee, a Corporate Governance Committee and a Science and Technology Committee. The membership of each of the Audit Committee, the Compensation and Management Development Committee and the Corporate Governance Committee is composed entirely of independent directors. In addition, the members of the Audit Committee meet the heightened standards of independence for audit committee members required by Securities and Exchange Commission rules and New York Stock Exchange listing standards. The membership of the Science and Technology Committee is composed of two independent directors and one employee representative, and the committee works together with an Advisory Board of Science and Technology.

The table below shows the current membership of each Board committee and the number of meetings held during 2006.

Name	Audit	Compensation and Management Development	Corporate Governance	Science and Technology
Stuart M. Essig	X	Chair	X	
Larry C. Glasscock	Chair	X	X	
Arthur J. Higgins*				
John L. McGoldrick		X	Chair	X
Augustus A. White, III, M.D., Ph.D.	X	X	X	Chair
2006 Meetings	14	6	7	2

* Mr. Higgins joined the Board of Directors effective February 12, 2007. He will be appointed to the Audit Committee, the Compensation and Management Development Committee and the Corporate Governance Committee effective March 30, 2007.

Audit Committee.   The principal functions of the Audit Committee include:

- appointing, evaluating and, where appropriate, replacing our independent registered public accounting firm;
- preapproving all auditing services and permissible non-audit services provided to us by our independent registered public accounting firm;
- reviewing with our independent registered public accounting firm and with management the proposed scope of the annual audit, past audit experience, our program for the internal examination and verification of our accounting records and the results of recently completed internal examinations;
- resolving disagreements between management and our independent registered public accounting firm regarding financial reporting; and
- reviewing major issues as to the adequacy of our internal controls.

The Board of Directors has determined that both Larry C. Glasscock and Stuart M. Essig qualify as "audit committee financial experts" as defined by rules of the Securities and Exchange Commission. Stockholders should understand that this designation is an SEC disclosure requirement related to these directors' experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon these directors any duties, obligations or liability that are greater than are generally imposed on them as members of the Audit Committee and the Board, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

The report of the Audit Committee appears on pages 8-9.

Compensation and Management Development Committee.   The duties of the Compensation and Management Development Committee include:

- administering our annual incentive, stock option and long-term incentive plans;
- reviewing and making recommendations to the Board with respect to incentive compensation and equity-based plans;
- adopting and reviewing our management development programs and procedures;
- approving compensation of executive officers and certain senior management; and
- discussing with management the Compensation Discussion and Analysis required by Securities and Exchange Commission regulations and, if appropriate, recommending its inclusion in our Annual Report on Form 10-K and proxy statement.

The report of the Compensation and Management Development Committee appears on page 12.

Corporate Governance Committee.   The duties of the Corporate Governance Committee include:

- developing and recommending to the Board criteria for selection of non-employee directors;
- recommending director candidates to the Board;
- periodically reviewing both employee and non-employee director performance;
- periodically reassessing the Board's Corporate Governance Guidelines and recommending any proposed changes to the Board for approval; and
- periodically reviewing, in cooperation with the Compensation and Management Development Committee, the form and amount of non-employee director compensation and recommending any proposed changes to the Board for approval.

Science and Technology Committee.   The duties of the Science and Technology Committee include:

- advising the Board on matters involving our new science and advanced technology programs, including major internal projects, interactions with academic and independent research organizations and the acquisition of technologies; and

- reviewing and recommending to the Board major technology positions and strategies relative to emerging concepts of therapy, new trends in healthcare, and changing market requirements.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for monitoring the integrity of the company's financial statements, the qualifications, performance and independence of the independent registered public accounting firm, the performance of the company's internal audit function and compliance with legal and regulatory requirements. The committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm.

Management is responsible for the financial reporting process, including the system of internal control, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for management's report on internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States as well as rendering an opinion on management's report on internal control over financial reporting. The committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on internal control over financial reporting. Committee members are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to the independence of the independent registered public accounting firm. The committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

The committee held 14 meetings during 2006. The meetings were designed, among other things, to facilitate and encourage communication among the committee, management, the internal auditor and the independent registered public accounting firm, PricewaterhouseCoopers LLP, or PwC.

The committee discussed with the internal auditor and PwC the overall scope and plans for their respective audits. The committee met with the internal auditor and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal control over financial reporting. The committee reviewed and discussed compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including consideration of the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 2, An Audit of Internal Control over Financial Reporting Performed in Conjunction With an Audit of Financial Statements.

The committee discussed major financial risk exposures with management and the steps management has taken to monitor and control such exposures, including risk assessment and risk management policies.

Management has represented to the committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the committee has reviewed and discussed the consolidated financial statements with management and PwC. The committee reviewed and discussed with management, the internal auditor and PwC management's report on internal control over financial reporting and PwC's report thereon. The committee also discussed with management and the internal auditor the process used to support certifications by the Chief Executive Officer and Chief Financial Officer that are required by the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002 to accompany periodic filings with the Securities and Exchange Commission and the processes used to support management's report on internal control over financial reporting.

The committee also discussed with PwC all matters required to be discussed by that firm's professional standards, including, among other things, matters related to the conduct of the audit of the consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1 AU Section 380, *Communication with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3200 T.

PwC provided to the committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600 T, and represented that PwC is independent from the company. The committee also discussed with PwC its independence from the company. When considering PwC's independence, the committee considered if services PwC provided to the company beyond those rendered in connection with its audit and related reviews of the consolidated financial statements and attestation on management's report on internal control over financial reporting, were compatible with maintaining its independence. The committee concluded that the provision of such services by PwC has not jeopardized PwC's independence.

Based on the reviews and discussions described above, and subject to the limitations on the committee's role and responsibilities referred to above and in the charter of the Audit Committee, the committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements for the year ended December 31, 2006 be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The committee has also confirmed there have been no new circumstances or developments since their respective appointments to the Audit Committee that would impair any member's ability to act independently.


Audit Committee

Larry C. Glasscock, Chair
Stuart M. Essig
Augustus A. White, III, M.D., Ph.D.


DIRECTORS AND NOMINEES

The Board of Directors is divided into three classes whose terms expire at successive annual meetings. Two directors will be elected at the meeting to serve a term expiring in 2010. If stockholders approve Proposal 3 to require the annual election of all directors, then directors elected after this meeting will serve annual terms. The nominees for director named below are currently our directors. Each of Messrs. Glasscock and McGoldrick has been a director since 2001 and was last elected by stockholders in 2004. After the election of two directors at the meeting, we will have six directors, including the four directors whose present terms extend beyond the meeting. Listed first below are the nominees for election, followed by the directors whose terms expire in 2008 and 2009, with information including their principal occupations and other business affiliations, the year each was first elected as a director, the Board committee memberships of each and each director's age.

Nominees for Director: 2007 – 2010 Term



Larry C. Glasscock, *Director Since 2001*
Chairman, President and Chief Executive Officer of WellPoint, Inc. (formerly known as Anthem, Inc.) since November 2005. Mr. Glasscock was elected Chairman of the Board on November 30, 2005, having served as President and Chief Executive Officer of WellPoint, Inc. since November 2004. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from May 2003 to November 2004 and has served as President and Chief Executive Officer of Anthem Insurance Companies, Inc., or Anthem Insurance, since October 1999. Mr. Glasscock joined Anthem Insurance in April 1998 as Senior Executive Vice President and Chief Operating Officer. He was named President and Chief Operating Officer in April 1999 and President and Chief Executive Officer in October 1999. Mr. Glasscock was named President and Chief Executive Officer of Anthem, Inc. in July 2001. In February 2007, Mr. Glasscock announced that he will retire as President and Chief Executive Officer of WellPoint, Inc. effective June 1, 2007. He will continue to serve as Chairman of the Board. Prior to joining Anthem Insurance, Mr. Glasscock served as Chief Operating Officer of CareFirst, Inc. from January through April 1998 and he served as President and Chief Executive Officer of Group Hospitalization & Medical Services, Inc., which did business as Blue Cross and Blue Shield of the National Capital Area, from September 1993 to January 1998. From 1991 to 1993, he served as President, Chief Operating Officer and Director of First American Bank, N.A. Mr. Glasscock is a director of WellPoint, Inc. Board Committees: Audit Committee (Chair), Compensation and Management Development Committee and Corporate Governance Committee. Age 58.

Nominees for Director: 2007 – 2010 Term *(continued)*



John L. McGoldrick, *Director Since 2001*

Senior Vice President, External Strategy Development, International AIDS Vaccine Initiative since May 2006. Mr. McGoldrick served as Executive Vice President of Bristol-Myers Squibb Company, or Bristol-Myers Squibb, from October 2005 until his retirement in April 2006. He held the position of Executive Vice President and General Counsel of Bristol-Myers Squibb from January 2000 to October 2005. Prior to that, he held the position of Senior Vice President, General Counsel and President, Medical Devices Group from December 1998 to January 2000 and Senior Vice President and General Counsel from 1995 to December 1998. He served as senior director of the Board of the New Jersey Transit Corporation and a member of the board of the Advanced Medical Technology Association, or AdvaMed, the medical device industry's trade association, from 1998 to 2002. Mr. McGoldrick has served on several governmental reform commissions in New Jersey. He is an invited participant of The Aspen Institute on the World Economy and the World Economic Forum (Davos). Before joining Bristol-Myers Squibb, Mr. McGoldrick was a senior partner and executive committee member of the law firm of McCarter & English. He is a graduate of Harvard College and the Harvard Law School. Board Committees: Compensation and Management Development Committee, Corporate Governance Committee (Chair) and Science and Technology Committee. Age 66.

Continuing Directors Whose Present Terms Expire in 2008



J. Raymond Elliott, *Director Since 2001*

Chairman, President and Chief Executive Officer of Zimmer Holdings, Inc. since August 6, 2001. President, Chief Executive Officer and Director since March 20, 2001. Mr. Elliott was appointed President of Zimmer, Inc. in November 1997. In November 2006, Mr. Elliott announced that he plans to retire as President and Chief Executive Officer of Zimmer Holdings, Inc. during the first half of 2007, assuming a successor CEO has been named. He will remain Chairman through at least November 2007. Mr. Elliott has more than 35 years of experience in orthopaedics, medical devices and consumer products. Prior to joining Zimmer, Inc., he served as President and Chief Executive Officer of Cybex, Inc., a publicly traded medical products company, from September 1995 to June 1997, and previously as President and Chief Executive Officer of J.R. Elliott & Associates, a privately held M&A firm. During this time, Mr. Elliott successfully completed several M&A and turnaround projects for the Federal government and numerous healthcare firms, including the role of Chairman and Chief Executive Officer for Cablecom Inc. Mr. Elliott has also served as Chairman and President of various divisions of Southam, Inc., a communications group, and as Group President of food and beverage leader John Labatt, Inc. He began his career in the healthcare industry with American Hospital Supply Corporation (later Baxter International), where he gained 15 years experience in sales, marketing, operations, business development and general management, leading to his appointment as President of the Far East divisions, based in Tokyo, Japan. Mr. Elliott has served as a director on more than 20 business-related boards in the U.S., Canada, Japan and Europe and has served on five occasions as Chairman. He has served as a member of the board of directors and chair of the orthopaedic sector of AdvaMed and is currently a director of the State of Indiana Workplace Development Board, the Indiana Chamber of Commerce and the American Swiss Foundation. Mr. Elliott also has served as the Indiana representative on the President's State Scholars Program and as a trustee of the Orthopaedic Research and Education Foundation, or OREF. He holds a bachelor's degree from the University of Western Ontario, Canada. Age 57.

Continuing Directors Whose Present Terms Expire in 2008 *(continued)*



Arthur J. Higgins, *Director Since 2007*

Chairman of the Board of Management of Bayer HealthCare AG since January 2006 and Chairman of the Bayer HealthCare Executive Committee since July 2004. Prior to joining Bayer Healthcare, Mr. Higgins served as Chairman, President and Chief Executive Officer of Enzon Pharmaceuticals, Inc. from 2001 to 2004. In this function, he also served as Chairman of the Biotechnology Council of New Jersey and on the board of the National Pharmaceutical Council. Prior to joining Enzon Pharmaceuticals, Mr. Higgins spent 14 years with Abbott Laboratories, most recently as President of the Pharmaceutical Products Division from 1998 to 2001. In this position he was in charge of Abbott Laboratories' pharmaceuticals business in the United States with responsibility for global pharmaceutical research and development. Mr. Higgins began his career in 1978 in Britain with Bristol-Myers. He then worked for Sandoz (1979 to 1984) and Fisons (1984 to 1987) prior to moving to Abbott Laboratories in the United States in 1987. He is a member of the Board of Directors of the Pharmaceutical Research and Manufacturers of America (PhRMA), a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA) and Vice President of the European Federation of Pharmaceutical Industries and Associations (EFPIA). Mr. Higgins graduated from Strathclyde University, Scotland and holds a B.S. in biochemistry. Effective March 30, 2007, he will be appointed to the Audit Committee, the Compensation and Management Development Committee and Corporate Governance Committee of the Board of Directors. Age 51.

Continuing Directors Whose Present Terms Expire in 2009



Stuart M. Essig, *Director Since 2005*

President and Chief Executive Officer of Integra LifeSciences Holdings Corporation, or Integra, since December 1997. Prior to joining Integra, Mr. Essig supervised the medical technology practice at Goldman, Sachs & Co. as a managing director. Mr. Essig had ten years of experience at Goldman Sachs serving as a senior mergers and acquisitions advisor to a broad range of domestic and international medical technology, pharmaceutical and biotechnology clients. Mr. Essig holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. and Ph.D. in Financial Economics from the University of Chicago, Graduate School of Business. Mr. Essig is a director of Integra, St. Jude Medical, Inc. and AdvaMed. Board Committees: Audit Committee, Compensation and Management Development Committee (Chair) and Corporate Governance Committee. Age 45.



Augustus A. White, III, M.D., Ph.D., *Director Since 2001*

Ellen and Melvin Gordon Professor of Medical Education, Professor of Orthopaedic Surgery, and former Master of the Oliver Wendell Holmes Society at the Harvard Medical School and Professor of Orthopaedic Surgery at the Harvard-MIT Division of Health Sciences and Technology; and Orthopaedic Surgeon-in-Chief, Emeritus, at the Beth Israel Deaconess Medical Center in Boston. Dr. White previously served as the Chief of Spine Surgery at Beth Israel and Director of the Daniel E. Hogan Spine Fellowship Program. He is a graduate of the Stanford University Medical School, holds a Ph.D. from the Karolinska Institute in Stockholm and an A.B. from Brown University, and graduated from the Advanced Management Program at the Harvard Business School. Dr. White is a recipient of the Bronze Star, which he earned while stationed as a Captain in the U.S. Army Medical Corps in Vietnam. He is an internationally known and widely published authority on biomechanics of the spine, fracture healing and surgical and non-surgical care of the spine. He is nationally recognized for his work in medical education, diversity, and issues of health care disparities. Dr. White is a director of Orthologic Corp. Board Committees: Audit Committee, Compensation and Management Development Committee, Corporate Governance Committee and Science and Technology Committee (Chair). Age 70.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation and Management Development Committee consists of the four directors named below, each of whom meets the independence standards of the Board's Corporate Governance Guidelines, the New York Stock Exchange listing standards and applicable securities laws.

We reviewed and discussed with management the Compensation Discussion and Analysis that appears in this proxy statement beginning below. Based on our review and discussions with management, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Zimmer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the proxy statement for its 2007 annual meeting of stockholders.

Compensation and Management Development Committee

Stuart M. Essig, Chairman
Larry C. Glasscock
John L. McGoldrick
Augustus A. White, III, M.D., Ph.D.

Compensation Discussion and Analysis

Overview

This discussion is intended to supplement the more detailed information concerning executive compensation in the tables and narrative discussion that follow. Our goal is to provide a better understanding of our executive compensation practices and the decisions we made in 2006 concerning the compensation payable to our executive officers, including the five executives named in the Summary Compensation Table (the "named executive officers") that appears on page 20 of this proxy statement.

The Compensation and Management Development Committee of our Board of Directors, or the committee, plays a key role in designing and administering our executive compensation program. All principal elements of compensation paid to our executive officers are subject to approval by the committee. The report of the committee appears above.

Historically, our executive compensation practices and related plans were patterned on those of our former parent, and we still follow a number of these legacy practices. However, since we became a separate public company in 2001, our practices and plans have evolved and will continue to change as circumstances warrant. Our executive compensation practices are also affected by the highly competitive nature of the orthopaedics industry and the location of our executive offices in Warsaw, Indiana. The fact that a number of the leading orthopaedic manufacturers in the world have significant operations in and around Warsaw, Indiana, means that there are continuing opportunities for experienced orthopaedic executives who reside in this area. On the other hand, the fact that Warsaw, Indiana, is a small town in a predominantly rural area can present challenges to attracting executive talent from other industries and parts of the country.

Philosophy

We have designed our executive compensation program to attract, retain and motivate highly qualified executives and to align their interests with the interests of our stockholders. The ultimate goal of our program is to increase stockholder value by providing executives with appropriate incentives to achieve our business objectives. We seek to achieve this goal through a program that rewards executives for superior performance, as measured by both financial and non-financial factors, and includes major compensation components that are linked directly to increases in recognized measures of stockholder value. Our use of equity-based awards that vest over time also encourages our talented executives to remain in our employ. Executive officers are required to enter into non-competition or other restrictive covenants with us as a condition of receiving a stock-based award, a practice that we believe limits the possibility of losing executive talent to our closest competitors. We also encourage executives to act as equity owners through the stock ownership guidelines described later in this discussion.

Our Chief Executive Officer provides significant input on the compensation, including annual merit adjustments and equity awards, of the other named executive officers and his direct reports. The committee determines the annual base salary, annual and long-term incentive opportunities and equity-based awards provided to our Chief Executive Officer and approves the compensation of other executive officers, taking into consideration the recommendations of our Chief Executive Officer.

Compensation Consultants

In the recent past, our human resources department has engaged a number of compensation consultants to assist in a variety of projects. In 2006, we used Towers Perrin to provide us with compensation research and survey information to assist in the design and operation of our overall compensation program. More specifically, Towers Perrin provided us with market survey information on automobile programs, market pricing information for our employees, including executive officers, and fringe rate analysis. Towers Perrin also assisted us with health and welfare plan design and communication and performed other projects such as helping to draft summary plan descriptions.

During 2006, the committee continued to engage Watson Wyatt & Company to act as its consultant and to provide additional research capabilities and expertise in designing and operating executive compensation programs. Watson Wyatt provided the committee with analyses of our non-employee director compensation practices and our executive compensation practices and assisted in the design of our performance share and stock option plans. Specifically, Watson Wyatt provided the committee with market pricing information for employees, including certain executive officers, consumer driven health and welfare benefits communication information, benchmarking comparisons for our health and welfare plans, and market survey information on automobile programs in the United States and Europe. Watson Wyatt also conducted a survey of our employees with respect to consumer driven healthcare matters.

Benchmarking

Our human resources department and the committee may consider the compensation practices of a group of peer companies. The peer group, comprised of companies in the health care equipment and services and biotechnology industries, was originally approved by the committee in 2001, shortly after our spin-off from our former parent. With the assistance of Watson Wyatt, the committee monitors the continuing relevancy of the companies in the peer group and approves changes as members of the group alter their focus, merge or are acquired, or as new peers or competitors emerge.

During 2006 the peer group included Amgen Inc.; C. R. Bard, Inc.; Baxter International Inc.; Becton, Dickinson and Company; Biogen Idec Inc.; Biomet, Inc.; Boston Scientific Corporation; Genzyme Corporation; Medtronic, Inc.; St. Jude Medical, Inc.; STERIS Corporation; Stryker Corporation and Thermo Electron Corporation. The committee will re-examine the peer group in 2007, taking into consideration the effects of currently contemplated and recently completed transactions involving group members.

The committee also periodically reviews the total compensation levels of our executive officers and assesses the competitiveness of their pay relative to general market data obtained from published salary survey sources and compensation levels disclosed in the proxy statements of the peer group companies. This process typically includes a review of base pay, target bonus (total cash compensation) and long-term incentive values. The committee and our human resources department use this information to help design our executive compensation program and to make specific compensation decisions. For example, in the recent past, we have targeted our executives' base salaries at the 50th percentile of market, based on the data obtained from the published salary survey sources.

Stock Option and Other Equity Award Practices

Since becoming a public company, we have granted stock options and other forms of equity awards under the 2006 Stock Incentive Plan, the 2001 Stock Incentive Plan, the TeamShare Stock Option Plan and the Stock Plan for Non-Employee Directors. Executive officers are only eligible to participate in the first two plans. The committee generally authorizes and approves the following year's annual stock option or other equity-based grants to management-level employees at its December meeting, including setting the specific grant date for such awards in advance. Until recently, the committee's practice has been to specify an early to mid-January grant date, which represented a legacy practice of our former parent. In December 2006, the committee selected a grant date of February 6th for the 2007 management grants, a date that followed our fourth quarter and full-year 2006 earnings announcement. We expect the committee to continue this practice in selecting the grant date for the annual management grant of stock options going forward.

In addition to the annual management grants, the committee has delegated authority to our Chief Executive Officer to grant nonqualified stock options for purposes of attracting new employees and otherwise as he may determine in his discretion to reward employee performance. Our Chief Executive Officer does not have authority to grant stock options to executive-level employees or new hires for executive-level positions. The aggregate number of shares underlying all such option grants may not exceed 100,000 per year. The grant date for any such award is the first business day of the month following the later of: (1) the date our Chief Executive Officer approves the grant or (2) if applicable, the new employee's start date. Our Chief Executive Officer provides a report to the committee after making any such stock option grants.

All of our stock option plans require that the exercise price of options granted under the plans be not less than the fair market value of our common stock on the date of grant. The plans define "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant.

We require all management-level employees to sign a non-competition agreement as a condition of receiving an option award. In addition, the stock option award agreement provides that, if the employee breaches the non-competition agreement, the committee may require the employee to forfeit his or her right to any unexercised options, even if vested. Further, to the extent any options have previously been exercised, the committee may require the employee to return to us any shares of common stock he or she received upon the exercise or any cash proceeds received upon the sale of any such shares.

Elements of Compensation

There are four major elements of our executive compensation program: base salary, annual (short-term) cash incentives, medium-term equity-based incentives in the form of performance shares, and long-term equity-based incentives in the form of stock options and restricted stock. If appropriate, an employee's compensation may also include special project incentives. In addition, retirement plans and welfare benefits are generally available to our employees, including executives, and we provide management-level employees with a limited range of perquisites or other benefits. The committee reviews these elements of compensation on an ongoing basis.

Base Salaries. We use base salary as a recruiting and retention tool and to recognize individual performance and responsibility through merit and promotional increases. We typically set base salaries of executives at levels competitive with other companies within the medical device and biotech industries and the market generally, at or around the 50th percentile of salaries for comparable positions or responsibilities in the market, based on the data obtained from the published salary survey sources. We also consider individual performance, responsibilities and experience when considering merit or promotion-related increases.

Annual (Short-Term) Cash Incentives. We create opportunities for cash compensation tied to annual objectives derived from our short-term plans. We use our Executive Performance Incentive Plan for this purpose. Each named executive officer is eligible for an annual cash incentive award in an amount based upon a percentage of his or her base salary. We typically target annual cash incentive compensation at the 65th percentile of market, based on the data from the published salary survey sources described above under "Benchmarking".

The performance measures and the targets or goals for those measures in making award opportunities under this plan are established by the committee at the beginning of each year and are set after a review of the factors we believe will be most important to our business over the coming year. The amount of the payment is conditioned upon our achievement of those targets with payments generally ranging from 0% of a specified percentage of an executive's base salary if we fail to achieve a performance level of at least 85% of the target, to 200% of the specified percentage if we achieve a performance level of 120% or more of the target. In no event will the incentive payments exceed two times the specified percentage. Neither the committee nor management has any discretion to pay out or increase an award if the performance objectives are not met.

Depending upon our year-to-date performance and subject to the approval of the committee, we may pay up to 80% of a participant's target award in December of the year in which it is earned, and pay the remainder of the earned award in February or March of the following year. A participant may elect to defer up to 95% of his or her award under this plan by making an election in December of the year prior to the year in which the award would otherwise be payable. See the narrative following the Non-Qualified Deferred Compensation table on page 28 for more information regarding this deferral opportunity.

Medium-Term Equity-Based Incentives. In 2006 the committee awarded performance shares tied to objective targets over a three-year period to executive officers and other management-level employees in combination with a reduced grant of nonqualified stock options. The performance shares were intended to increase the percentage of executives' overall compensation that is contingent on our performance over three years.

Once earned, performance shares vest in full at the end of the three-year performance period. The performance measure is a target for the compound annual growth rate, or CAGR, of our earnings per share, or EPS, over a three-year period beginning January 1, 2006 and ending December 31, 2008. The number of shares of common stock that may be earned with respect to these awards will depend upon the committee's determination of whether and the extent to which the performance goals have been satisfied. No shares will be earned unless actual performance is at least 85% of the target. If actual performance equals at least 85% of the target, the threshold number of shares will be earned. If actual performance equals at least 100% of the target, the target number of shares will be earned, and if actual performance equals 120% or more of the target, the maximum number of shares will be earned. Neither the committee nor management has any discretion to pay out or increase the amount of the award if the performance criteria are not met. The executives have no voting or dividend rights with respect to the performance shares until the award is earned. An executive who terminates employment prior to the end of the three-year performance period due to death, disability or retirement will receive (or, if applicable, the executive's estate will receive) a pro-rata portion of the performance shares he or she would have earned (based on the company's actual performance during the three-year performance period) had he or she remained employed through the end of the performance period. Unless otherwise determined by the committee, an executive who terminates employment during the performance period for any other reason would forfeit his or her performance shares. An executive's performance shares may be earned prior to the end of the performance period if we experience a change in control, but payment of such earned performance shares would be subject to mandatory deferral until the earlier of the end of the three-year performance period or the executive's termination of employment (other than termination of employment for "cause" or by the executive without "good reason"). Based upon our actual performance during 2006 and our anticipated performance for 2007 and 2008, management estimates that, with respect to the full three-year performance period, it is likely that our actual performance will meet or exceed the target level of performance established by the committee, which would result in at least the target number of shares being earned, and that it is unlikely that our performance will meet the level required for the maximum number of shares to be earned.

Long-Term Equity-Based Incentives.   We use stock options, and have used restricted stock, to provide longer-term incentives. Stock options and restricted stock help us retain executives and align their interests with stockholders by setting multi-year vesting requirements and making a significant portion of their compensation depend on increases in the value of our stock. Given the importance we attribute to this component, we typically target equity-based incentive compensation, including performance shares, at the 75th+ percentile of market, based on the published survey sources described above under "Benchmarking."

The committee has also awarded shares of restricted stock to certain of our executive officers. Shares of restricted stock vest in three equal, annual installments, commencing on the third anniversary of the date of grant, subject to continued employment. The committee has not awarded any shares of restricted stock to executive officers since January 2004, but may do so in the future. Restricted stock grants are generally intended to retain and motivate our senior officers and to align their interests with those of stockholders.

Special Project Incentives.   On occasion, we believe it is in our interests to tie opportunities for additional cash compensation to the success of a specific project. Each of our executive officers is eligible for a cash incentive award under our three-year Supplemental Performance Incentive Plan, or the Supplemental Plan. The Supplemental Plan, recommended by the committee and adopted by the Board of Directors in 2004, promotes our and stockholder interests by providing incentives to employees who have responsibilities relating directly to the integration with Centerpulse AG, which we acquired in 2003, to successfully accomplish that integration and achieve specified, measurable expense savings and efficiencies or "synergies". The Supplemental Plan set annual and cumulative targets for the dollar value of total synergies to be achieved by the end of each of 2004, 2005 and 2006. The annual cash incentive award payments under the Supplemental Plan are based upon our achievement of those targets. Payment levels range from 0% of a specified percentage of an executive's base salary if we fail to achieve 100% of the target to 100% of the specified percentage if we achieve 150% of the target.

Perquisites.   We provide our executive officers with a limited range of perquisites or other benefits not generally available to all salaried employees. We do not provide executive officers with company cars or car allowances unless they are living overseas and such a practice is consistent with local custom. We maintain two club memberships in Northeastern Indiana for business use by sales and management personnel and pay the cost of a small number of club memberships internationally. Non-business use of our aircraft is limited and infrequent. The committee reviews our Chief Executive Officer's non-business use of our aircraft on an annual basis. He is taxed on the imputed income (computed using Standard Industry Fare Level rates) attributable to all such use and we do not provide any additional income to him to pay the taxes on the imputed income.

We provide executive officers and other management-level employees who relocate their principal residence at our request with benefits provided under our relocation assistance program, including, for example, reimbursement of temporary housing and moving expenses.

Effective January 1, 2007, executive officers may also participate in the Restated Zimmer, Inc. Long-Term Disability Income Plan for Highly Compensated Employees. This program is funded from our general assets and individual disability insurance policies paid for by us. The purpose of this plan is to provide disability benefits, as a percentage of total compensation, that are comparable to benefits provided to employees whose compensation is not limited for purposes of determining benefits payable under our base long-term disability insurance plan. In the event a participant is "totally disabled," as defined by the plan, for 26 weeks, the participant is entitled to a monthly benefit equal to 70% of his or her monthly base earnings (including salary, sales commissions and bonus, as applicable), reduced by the benefits payable under our base long-term disability insurance plan and certain other sources of income (such as social security disability benefits). Benefits are payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him or her at a salary at least equal to that which he or she was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age $63\frac{1}{2}$).

Late in 2005, the committee undertook a comprehensive review of our perquisites policies and practices. Based on their review, the committee believes the nature and costs to us of perquisites currently provided to the executive officers are reasonable.

Retirement and Other Post-Employment Benefits.   Executives may participate in our 401(k) savings plan and the benefit equalization plan that supplements the savings plan. The benefit equalization plan is discussed in more detail beginning on page 27. Executives hired before September 2, 2002 may also participate in our defined benefit pension plan and the benefit equalization plan that supplements the pension plan. These plans are discussed in more detail beginning on page 25. Executives hired before September 2, 2002 may also participate in our retiree medical plan. Our defined benefit pension plan, the benefit equalization plan that supplements that plan and our retiree medical plan are patterned after plans of our former parent. After becoming a separate public company in 2001, we closed these plans to further participants effective September 1, 2002 in an effort to control future post-employment benefit obligations and increase stockholder value.

When we were separating from our former parent, the Board of Directors granted Mr. Elliott additional age and service credit for purposes of calculating his pension benefits and determining his eligibility for retiree health and life insurance benefits, in part, because of his willingness to undertake responsibility for our spin-off from our former parent and our transition to an independent public company. The additional pension benefits will be paid from our general assets pursuant to the benefit equalization plan that supplements the pension plan or a similar, unfunded, nonqualified pension benefit arrangement, and will be offset by supplemental pension benefits payable to Mr. Elliott by the former parent. The present value of the accumulated benefit attributable to the additional service credit is shown in footnote (2) to the Pension Benefits table.

We have entered into change in control severance agreements with eleven management-level employees, including each of the named executive officers. The agreements are intended to provide for continuity of management in the event we undergo a change in control. Under these agreements, a covered executive may be entitled to severance payments in the event we undergo a change in control and the executive's employment is terminated. See "Change in Control Arrangements" on page 33 for a more detailed description of the material terms of these agreements.

2006 Named Executive Officer Compensation

Base Salaries.   In December 2005, the committee approved the following base salaries for the named executive officers for 2006:

Name	2006 Base Salary	Percentage Increase from 2005
J. Raymond Elliott	$750,000	3.4%
Sam R. Leno	$510,000	3.2%
Bruno A. Melzi	$466,058*	3.1%
David C. Dvorak	$400,000	14.3%
Sheryl L. Conley	$370,000	15.6%

* Mr. Melzi's compensation is paid in Euros and has been converted to U.S. dollars for purposes of the above table using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

The increases for Messrs. Elliott, Leno and Melzi were consistent with the range of annual salary increases of 3% to 4% applicable to salaried employees. Mr. Dvorak and Ms. Conley were given significantly larger increases because they were promoted to positions of greater responsibility.

Executive Performance Incentive Plan.   The target incentive award opportunities under the Executive Performance Incentive Plan for the named executive officers were 100% of base salary for Mr. Elliott, 60% of base salary for Mr. Leno, 50% of base salary for Mr. Melzi, 60% of base salary for Mr. Dvorak and 60% of base salary for Ms. Conley. For 2006, the performance goals for the named executive officers included goals based upon earnings per share (representing 50% of each award), revenue (representing 25% of each award) and cash flow (representing 25% of each award). For 2006, we achieved 103% of the earnings per share target, 101% of the revenue target and 106% of the cash flow target. This resulted in a payment equal to 116.5% of the specified percentage of each executive's base salary. Based on these results, the committee approved the awards shown in footnote 3 to the Summary Compensation Table for each of the named executive officers. The committee did not adjust the performance measures or goals nor did they exercise discretion as to the amount or payment of these awards.

Stock Options.   The committee acted in December 2005 to award options to purchase an aggregate of 2,276,427 shares to 892 employees with a grant date of January 18, 2006. The options generally vest in installments of 25% per year on the first through fourth anniversaries of the grant date, commencing January 18, 2007. The options may vest on an accelerated basis on or after January 18, 2007 if the executive reaches age 60 or retires. The number of shares underlying the options granted to each named executive officer is shown in the Grants of Plan Based Awards table. In determining the number of shares underlying each executive officer's award, the committee considered the officer's individual performance in the context of fixed share guidelines associated with his or her salary grade. In addition, in view of the three-year performance share grant, the committee reduced the number of shares underlying the stock options granted to executive officers in January 2006 to approximately 75% of the number granted in January 2005.

Performance Shares.   The committee acted in December 2005 to grant a total of 934,278 performance shares to 55 employees with a grant date of January 18, 2006. The threshold, target and maximum number of performance shares granted to each named executive officer is shown in the Grants of Plan Based Awards table. As described above under "Elements of Compensation – *Medium-Term Equity-Based Incentives*," the maximum number of performance shares granted represents the maximum number of shares of our common stock that will be earned if the actual CAGR of our EPS for the three-year performance period equals or exceeds 120% of the target set by the committee. The three-year performance period commenced on January 1, 2006 and ends on December 31, 2008.

Special Project Incentives.   The incentive opportunities for the named executive officers under the Supplemental Plan for 2006 were based on our achievement of the goals described under "Elements of Compensation—*Special Project Incentives*" above. The target amounts under the Supplemental Plan for the named executive officers for 2006 were the same percentages of base salary identified above in the discussion of the Executive Performance Incentive Plan, with the resulting payments reduced by the aggregate payments made to the executives under the Supplemental Plan for 2004 and 2005. As of the end of 2006, we had achieved more than 150% of the targeted dollar value of total synergies to be achieved. This resulted in a payment equal to 100% of the specified percentage of each executive's base salary, reduced by the payments made to the executive under the plan for each of 2004 and 2005. Based on these results, the committee approved the awards shown in footnote 3 to The Summary Compensation Table for each of the named executive officers. The committee did not adjust the performance measures or goals nor did they exercise discretion as to the amount or payment of these awards.

Compensation Decisions Effective for 2007

Employment Agreement with Mr. Elliott.   On November 18, 2006, Mr. Elliott notified us that he intends to resign from his positions as our President and Chief Executive Officer in the first half of 2007, assuming a successor CEO has been named. We entered into an employment agreement with Mr. Elliott that will become effective on the date that he resigns from his positions as President and Chief Executive Officer (the "effective date") and will end on November 30, 2007, unless both parties agree to extend the term. Under the employment agreement, Mr. Elliott will continue to serve as Chairman of the Board and will receive a base salary equal to his base salary in effect immediately prior to the effective date. During the term of the employment agreement, Mr. Elliott will not be entitled to participate in any annual (short-term) cash incentive plans, equity-based compensation plans or special project incentive plans, except that he will be entitled to receive his supplemental bonus earned under the Supplemental Plan through 2006 and the pro-rata number of performance shares earned under the three-year medium-term equity-based incentive plan.

Base Salaries.   In December 2006, the committee approved the following base salaries for the named executive officers:

Name	2007 Base Salary	Percentage Increase from 2006
J. Raymond Elliott	$750,000	0.0%
Sam R. Leno	$525,000	2.9%
Bruno A. Melzi	$481,132*	3.2%
David C. Dvorak	$415,000	3.8%
Sheryl L. Conley	$380,000	2.7%

* Mr. Melzi's compensation is paid in Euros and has been converted to U.S. dollars for purposes of the above table using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

With the exception of Mr. Elliott, the base salary increases for the named executive officers are consistent with the range of annual salary increases of 3% to 4% applicable to salaried employees. Mr. Elliott's 2007 salary level was left unchanged due to his planned retirement.

Executive Performance Incentive Plan.   In December 2006, the committee approved target incentive award opportunities under the Executive Performance Incentive Plan for 2007 for the named executive officers of 60% of base salary for Mr. Leno, 50% of base salary for Mr. Melzi, 60% of base salary for Mr. Dvorak and 60% of base salary for Ms. Conley. Mr. Elliott is not eligible to receive an annual incentive award under the plan for 2007. Actual payout percentages will range between 0% and 200% of the specified percentage of the executive's base salary based upon our actual 2007 performance, as explained above under "Elements of Compensation – *Annual (Short-Term) Cash Incentives*."

For 2007, the performance measures for the named executive officers include goals for adjusted earnings per share (representing 50% of each award), consolidated revenue (representing 25% of each award) and consolidated free cash flow (representing 25% of each award). The committee approved the performance levels for adjusted earnings per share and consolidated revenue in December 2006 and approved the performance levels for consolidated free cash flow in February 2007. Adjusted earnings per share is calculated excluding acquisition and integration expenses and purchase accounting adjustments. Adjusted earnings per share must equal or exceed the target level in order for composite performance to exceed 100% of target.

We consider the specific goals for the performance measures to be confidential. Over the past five years, with respect to performance measures applicable to the named executive officers, we have achieved composite performance in excess of the target level five times but have never achieved the maximum performance level. The payout percentage over the past five years has been between approximately 117% and 169% of the executive's target award opportunity with an average approximate

17

payout percentage over the past five years of 148% of the target award opportunity. Generally, the committee has set the target performance level for each performance measure such that the relative difficulty of achieving it is consistent from year to year.

Stock Options. The committee acted in December 2006 to award options to purchase an aggregate of 2,180,673 shares to 1,035 employees with a grant date of February 6, 2007. The number of shares underlying the options granted to each named executive officer was as follows: 0 shares to Mr. Elliott; 75,000 shares to Mr. Leno; 52,500 shares to Mr. Melzi; 52,500 shares to Mr. Dvorak; and 37,500 shares to Ms. Conley. The employee must remain employed for at least one year following the date of grant for any portion of an option grant to become exercisable. Because of Mr. Elliott's retirement plans, the committee did not grant him any options in 2007. With respect to executive officers other than Mr. Elliott, as a group, the number of shares underlying the stock options granted in February 2007 was approximately 90% of the number granted in January 2006.

Stock Ownership Guidelines for Executive Officers

Our executive officers must meet stock ownership guidelines the Board of Directors has established in order to align their interests more closely with those of our stockholders. The committee oversees compliance with these guidelines and periodically reviews the guidelines. The guidelines require (1) our Chief Executive Officer to own shares with a value equal to at least five times his base salary; (2) other designated executive officers, including the other named executive officers, to own shares with a value equal to at least three times the executive's base salary; and (3) other executive officers to own shares with a value equal to at least the executive's base salary. All shares owned by an executive officer count toward these guidelines, including shares owned indirectly, shares held in our 401(k) savings plan or Employee Stock Purchase Plan, as well as restricted shares and performance shares (at the target award level). In addition, one-half of the gain on vested stock options is counted toward these guidelines. All executive officers are currently in compliance with the guidelines or are pursuing approved plans that will enable them to achieve compliance within the five-year time frame prescribed in the guidelines. We have approved procedures by which every executive officer must obtain clearance prior to selling any shares of our common stock, in part to ensure no officer falls out of compliance with the stock ownership guidelines.

In addition, our policies prohibit our executives from engaging in any transaction in which they may profit from short-term speculative swings in the value of our stock. This includes "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) or "short sales against the box" (selling owned, but not delivered securities) and buying or selling "put" and "call" options (publicly available rights to sell or buy securities within a certain period of time at a specified price) or the like. Any other transactions involving our stock or derivative securities that could affect ownership by an executive, such as entering into "zero cost collars" or variable prepaid forward contracts and transfers to pooled investment vehicles, must be pre-cleared pursuant to our procedures.

Tax and Accounting Considerations

Section 162(m). Section 162(m) of the Internal Revenue Code, or the Code, limits the deductibility of compensation paid to the most highly-compensated executive officers of U.S. public companies to $1,000,000 per year unless the compensation qualifies as performance-based. The committee's policy is to take into account Section 162(m) in establishing compensation of our executives. However, the deductibility of some types of compensation payments can depend upon the timing of the vesting or an executive's exercise of previously granted awards. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond our control also can affect deductibility of compensation. For these and other reasons, the committee has determined that it will not necessarily seek to limit executive compensation to that sum which is deductible under Section 162(m) of the Code. In 2006, the impact of the Section 162(m) limitation on our after-tax compensation expense was negligible.

The Executive Performance Incentive Plan, 2006 Stock Incentive Plan and 2001 Stock Incentive Plan each contain performance-based conditions and have been approved by stockholders so that payments under those plans will not be limited by Section 162(m). We believe that the stock options and performance shares granted under these plans qualify as performance-based compensation. We will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with our compensation policies and what we believe is in the best interests of our stockholders.

Section 409A. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. As amended, Section 409A of the Code affects the payments of certain types of deferred compensation to key employees. While the Section 409A regulations have not been finalized yet, we believe we are operating in good faith compliance with the statutory provisions which were effective January 1, 2005, and Internal Revenue Service guidance. A more detailed discussion of our nonqualified deferred compensation arrangements is provided on pages 27-28.

Accounting for Stock-Based Compensation. Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-

Based Payment" ("SFAS 123(R)"), using the modified-prospective method. In accordance with this method, we did not adjust our financial statements for earlier periods to reflect the effect of SFAS 123(R).

Financial Statement Restatements. We have not adopted a policy regarding the recovery of performance-based awards in the event of a financial statement restatement beyond the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. That statute provides that, in the event that a U.S. public company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer must reimburse the company for (1) any bonus or other incentive-based or equity-based compensation received by that person from the company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the company during that 12-month period.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation and Management Development Committee during 2006 or as of the date of this proxy statement is or has been our officer or employee or had any relationship requiring disclosure under Item 404 of Regulation S-K of the Securities and Exchange Commission. None of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation and Management Development Committee or Board of Directors or otherwise under circumstances requiring disclosure under Item 404 of Regulation S-K.

Executive Officer Compensation Tables and Notes

The following tables set forth information regarding compensation paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers based on total compensation earned during 2006 excluding increases in pension value.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
J. Raymond Elliott Chairman, President and Chief Executive Officer	2006	750,000	2,478,357	6,882,978	1,140,416	612,505	123,865	11,998,121
Sam R. Leno Executive Vice President, Finance and Corporate Services and Chief Financial Officer	2006	510,000	1,120,959	1,866,868	464,730	238,835	24,493	4,225,885
Bruno A. Melzi Chairman, Europe, Middle East and Africa	2006	467,841[6]	691,514	1,302,450	355,692[6]	74,591[6]	455,610[6]	3,347,698[6]
David C. Dvorak Group President, Global Businesses and Chief Legal Officer	2006	400,000	715,097	1,302,962	379,600	81,144	19,092	2,897,895
Sheryl L. Conley Group President, Americas and Global Marketing and Chief Marketing Officer	2006	370,000	571,273	1,074,117	373,964	224,637	17,649	2,631,640

(1) Represents the dollar amount recognized in 2006 for financial statement reporting purposes with respect to stock awards in accordance with SFAS 123(R), as follows:

	Mr. Elliott	Mr. Leno	Mr. Melzi	Mr. Dvorak	Ms. Conley
Performance Shares (granted 01-18-06)	$2,327,598	$ 905,558	$631,777	$609,609	$565,274
Restricted Stock (granted 01-14-04)	—	70,325	—	105,488	—
Restricted Stock (granted 01-02-02)	120,760	—	53,738	—	—
Restricted Stock (granted 08-07-01)	29,999	—	5,999	—	5,999
Restricted Stock (granted 07-16-01)	—	145,076	—	—	—
Total	$2,478,357	$1,120,959	$691,514	$715,097	$571,273

For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

(2) Represents the dollar amount recognized in 2006 for financial statement reporting purposes with respect to nonqualified stock option awards in accordance with SFAS 123(R), as follows:

	Mr. Elliott	Mr. Leno[a]	Mr. Melzi[b]	Mr. Dvorak	Ms. Conley
Stock Options (granted 01-18-06)	$2,399,250	$1,866,868	$1,302,450	$ 314,188	$ 291,338
Stock Options (granted 01-18-05)[c]	879,334	—	—	164,090	135,188
Stock Options (granted 01-18-05)	1,308,533	—	—	244,179	201,173
Stock Options (granted 01-14-04)	1,475,600	—	—	386,465	286,556
Stock Options (granted 01-13-03)	820,260	—	—	194,040	159,863
Total	$6,882,978	$1,866,868	$1,302,450	$1,302,962	$1,074,117

(a) Under the provisions of our stock option award agreement, this executive immediately vests in options that have been held for at least one year because he has reached age 60. Accordingly, the SFAS 123(R) expense for stock options granted to this executive is recognized over a one-year service period.

   (b) Under the age and service provisions of our stock option plan, if this executive elected to retire, he would immediately vest in options that have been held for at least one year. Accordingly, the SFAS 123(R) expense for stock options granted to this executive is recognized over a one-year service period.

   (c) These stock options were subject to vesting conditions based on our actual 2005 performance. Options vested as to performance continue to be subject to time-based vesting requirements.

   For a discussion of the assumptions made in the valuation, see Notes 3 and 2 to the Consolidated Financial Statements included in our Annual Reports on Form 10-K for the years ended December 31, 2006 and 2005, respectively.

(3) Includes the following awards under the Executive Performance Incentive Plan and the Supplemental Performance Incentive Plan. For more information regarding these plans, see "Compensation Discussion and Analysis – Elements of Compensation – *Annual (Short-Term) Cash Incentives*" and "*– Special Project Incentives*" on pages 14 and 15, respectively.

	Mr. Elliott	Mr. Leno	Mr. Melzi	Mr. Dvorak	Ms. Conley
Executive Performance Incentive Plan	$ 873,750	$356,490	$272,518[6]	$279,600	$258,630
Supplemental Performance Incentive Plan	266,666	108,240	83,174[6]	100,000	115,334
Total	$1,140,416	$464,730	$355,692[6]	$379,600	$373,964

(4) Amounts reported consist of the following:

	Mr. Elliott	Mr. Leno	Mr. Melzi	Mr. Dvorak	Ms. Conley
Increase in actuarial present value of accumulated benefit under the Zimmer Holdings, Inc. Retirement Income Plan[a]	$ 47,071	$ 38,324	$ —	$16,205	$ 27,577
Increase in actuarial present value of accumulated benefit under the Benefit Equalization Plan of Zimmer Holdings, Inc. and Its Subsidiary or Affiliate Corporations participating in the Zimmer Holdings, Inc. Retirement Income Plan or the Zimmer Puerto Rico Retirement Income Plan[a]	565,434	200,511	—	64,939	197,060
Increase in actuarial present value of accumulated benefit under Trattamento Fine Rapporto, an Italian pension plan	—	—	74,591[6]	—	—
Above market or preferential earnings on non-qualified deferred compensation	—	—	—	—	—
Total	$612,505	$238,835	$74,591[6]	$81,144	$224,637

   (a) Amounts represent the increase in the actuarial present value of the accumulated benefit under the plan from December 31, 2005 to December 31, 2006. The accumulated benefit is the benefit to which the executive would be entitled had he or she terminated employment as of December 31 and elected to commence his or her benefit at the earliest age at which he or she would receive an unreduced benefit, payable as a monthly benefit for as long as the executive lived. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31. The assumed interest rate for 2006 is 6.14%; the assumed interest rate for 2005 is 5.84%; and the mortality assumption for both years is based on the 1994 Group Annuity Mortality Tables for men and women.

(5) Amounts reported consist of the following:

	Mr. Elliott	Mr. Leno	Mr. Melzi	Mr. Dvorak	Ms. Conley
Company matching contributions to the Zimmer Holdings, Inc. Savings and Investment Program	$ 9,659	$ 9,900	$ —	$ 9,900	$ 9,900
Company matching contributions to the Benefit Equalization Plan of the Zimmer Holdings, Inc. Savings and Investment Program	23,850	13,050	—	8,100	6,750
Company-paid life insurance premiums	2,181	1,543	—	1,092	999
Incremental cost of all non-business use of company aircraft[a]	88,175	—	—	—	—
Holiday pay	—	—	8,939[6]	—	—
Payment in lieu of company contribution to National Pension Authority pursuant to Italian law	—	—	303,404[6]	—	—
Company-paid supplemental health insurance premiums	—	—	1,922[6]	—	—
Company contributions to Fondo Mario Negri, an Italian pension plan	—	—	8,913[6]	—	—
Incremental cost of company-provided automobile[b]	—	—	132,432[6]	—	—
Total	$123,865	$24,493	$455,610[6]	$19,092	$17,649

   (a) We calculate incremental cost of non-business use of corporate aircraft based on the variable operating costs to us, including fuel costs, trip-related maintenance, crew travel expenses, landing/ramp fees and other miscellaneous variable costs. We do not include in the calculation of incremental costs fixed costs that do not change based on usage, such as pilots' salaries, the lease costs of the aircraft, and the cost of maintenance not related to trips. Mr. Elliott is taxed on the imputed income (computed using Standard Industry Fare Level rates) attributable to 100% of his non-business use of corporate aircraft. We do not provide any additional income to Mr. Elliott to pay the taxes on the imputed income.

   (b) This amount includes the purchase price of an automobile purchased during 2006 and all costs incurred during the year for fuel, maintenance, insurance and licenses.

(6) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

GRANTS OF PLAN BASED AWARDS IN 2006

Name	Grant Date[1]	Date of Comp. Committee Action[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)	Closing Market Price on Date of Grant ($/Sh)
			Threshold ($)	Target ($)	Maximum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)				
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)	(l)	
J. Raymond Elliott	—	—	412,500	750,000	1,500,000	—	—	—	—	—	—	—
	01-18-06	12-21-05	—	—	—	38,500	70,000	210,000	—	—	4,750,200[6]	—
	01-18-06	12-21-05	—	—	—	—	—	—	210,000	71.06	4,798,500[7]	71.41
Sam R. Leno	—	—	168,300	306,000	612,000	—	—	—	—	—	—	—
	01-18-06	12-21-05	—	—	—	14,979	27,234	81,701	—	—	1,848,077[6]	—
	01-18-06	12-21-05	—	—	—	—	—	—	81,701	71.06	1,866,868[7]	71.41
Bruno A. Melzi	—	—	128,657[8]	233,921[8]	467,841[8]	—	—	—	—	—	—	—
	01-18-06	12-21-05	—	—	—	10,450	19,000	57,000	—	—	1,289,340[6]	—
	01-18-06	12-21-05	—	—	—	—	—	—	57,000	71.06	1,302,450[7]	71.41
David C. Dvorak	—	—	132,000	240,000	480,000	—	—	—	—	—	—	—
	01-18-06	12-21-05	—	—	—	10,083	18,333	55,000	—	—	1,244,100[6]	—
	01-18-06	12-21-05	—	—	—	—	—	—	55,000	71.06	1,256,750[7]	71.41
Sheryl L. Conley	—	—	122,100	222,000	444,000	—	—	—	—	—	—	—
	01-18-06	12-21-05	—	—	—	9,350	17,000	51,000	—	—	1,153,620[6]	—
	01-18-06	12-21-05	—	—	—	—	—	—	51,000	71.06	1,165,350[7]	71.41

(1) The Compensation and Management Development Committee generally authorizes and approves the following year's annual stock option or other stock-based grants to management-level employees at its December meeting, including setting the specific grant date for such awards in advance.

(2) The amounts shown in these columns represent the executives' annual incentive opportunity under the Executive Performance Incentive Plan. See "Compensation Discussion and Analysis – Elements of Compensation – *Annual (Short-Term) Cash Incentives*" for more information regarding this plan.

(3) The amounts shown in these columns represent performance shares granted under the 2001 Stock Incentive Plan, or the 2001 Plan. See "Compensation Discussion and Analysis – Elements of Compensation – *Medium-Term Equity-Based Incentives*" for a description of the material terms of the performance share awards.

(4) The amounts shown in this column represent stock options granted under the 2001 Plan. See "Compensation Discussion and Analysis – Elements of Compensation – *Long-Term Equity-Based Incentives*" for a description of the material terms of the stock options awards.

(5) The Compensation and Management Development Committee sets the exercise price of stock options at fair market value on the date of grant in accordance with the terms of the 2006 Stock Incentive Plan and the 2001 Plan. The terms of these plans require that the exercise price of options granted under the plans be not less than the fair market value of our common stock on the date of grant. The plans define "fair market value" as the average of the high and low selling prices of our common stock on the New York Stock Exchange on the date of grant. An exercise price in excess of fair market value may be used for some employees based outside the United States.

(6) Amounts represent the grant date fair value of a target number of performance shares granted to each executive officer under the 2001 Plan. The number of shares of our common stock that may be earned with respect to the performance share awards will be determined at the end of a three-year performance period that runs from January 1, 2006 through December 31, 2008. See columns (f), (g) and (h) for the threshold, target and maximum numbers of shares that may be earned by each executive.

(7) Amounts represent the grant date fair value of stock options granted to each executive under the 2001 Plan. See column (j) for the number of shares underlying the options. For a discussion of the assumptions made in the valuation, see Note 3 to the Consolidated Financial Statements included in our Annual Reports on Form 10-K for the year ended December 31, 2006.

(8) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

	Option Awards[1]				Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
J. Raymond Elliott	—	210,000	71.06	01/17/2016[7]				
	35,000	105,000	79.60	01/17/2015[8]				
	23,520	70,560	79.60	01/17/2015[9]				
	140,000	140,000	70.33	01/13/2014[10]				
	209,250	69,750	39.53	01/12/2013[11]				
	350,000	—	30.19	01/01/2012[12]				
	58,498	—	27.30	09/05/2011[13]				
	17,220	—	29.35	08/06/2011[14]				
	101,807	—	35.45	01/01/2011[15][16]				
					6,666[17]	522,481	210,000	16,459,800
Sam R. Leno	—	81,701	71.06	01/17/2016[18]				
	54,467	—	79.60	01/17/2015[19]				
	36,602	—	79.60	01/17/2015[20]				
	103,200	—	70.33	01/13/2014[21]				
	103,200	—	39.53	01/12/2013[21]				
	32,068	—	30.19	01/01/2012[21]				
	18,572	—	27.30	09/05/2011[13]				
	25,452	—	25.73	07/15/2011[15][22]				
					5,000[23]	391,900	81,701	6,403,724
Bruno A. Melzi	—	57,000	71.06	01/17/2016[7]				
	9,500	28,500	79.60	01/17/2015[8]				
	6,384	19,152	79.60	01/17/2015[9]				
	36,000	36,000	70.33	01/13/2014[10]				
	15,863	15,863	39.53	01/12/2013[11]				
	36,250	—	30.19	01/01/2012[12]				
	22,907	—	22.02	03/06/2010[15][24]				
	2,443	—	31.55	01/02/2010[15][25]				
	4,581	—	35.51	11/30/2009[15][26]				
	814	—	25.37	02/01/2008[15][27]				
					2,966[17]	232,475	57,000	4,467,660
David C. Dvorak	—	55,000	71.06	01/17/2016[7]				
	8,709	26,124	79.60	01/17/2015[8]				
	5,852	17,556	79.60	01/17/2015[9]				
	36,667	36,666	70.33	01/13/2014[10]				
	49,500	16,500	39.53	01/12/2013[11]				
	50,000	—	30.19	01/01/2012[12]				
	34,635	—	32.21	12/02/2011[28]				
					7,500[23]	587,850	55,000	4,310,900
Sheryl L. Conley	—	51,000	71.06	01/17/2016[7]				
	7,175	21,523	79.60	01/17/2015[8]				
	4,822	14,463	79.60	01/17/2015[9]				
	27,188	27,187	70.33	01/13/2014[10]				
	40,781	13,594	39.53	01/12/2013[11]				
	35,000	—	30.19	01/01/2012[12]				
	26,743	—	27.30	09/05/2011[13]				
	12,092	—	29.35	08/06/2011[14]				
	24,434	—	30.88	03/05/2011[15][29]				
	22,907	—	22.02	03/06/2010[15][24]				
	2,443	—	31.55	01/02/2010[15][25]				
	30,542	—	32.51	01/03/2009[15][30]				
					—	—	51,000	3,997,380

(1) Option awards that are not subject to performance-based vesting conditions generally vest in installments of 25% per year on the first through fourth anniversaries of the date of grant. Option awards may vest on an accelerated basis after the executive has held the award for at least one year if the executive reaches age 60 or retires.

(2) Stock awards that are not subject to performance-based vesting conditions generally vest in installments of 33⅓% per year on the third, fourth and fifth anniversaries of the date of grant.

(3) Except as described in footnote (15) below, the option exercise price is equal to the average of the high and low selling prices of our common stock as reported by the New York Stock Exchange on the date of grant.

(4) Market value is calculated by multiplying the number of shares in column (g) by $78.38, the closing price of our common stock as reported by the New York Stock Exchange on December 29, 2006.

(5) The number of performance shares reported in this column is based on achieving the maximum level of performance. These amounts have also been reported in column (h) of the "Grants of Plan Based Awards" table. Actual 2006 performance exceeded target-level performance but did not meet the maximum performance level. If actual cumulative performance for the 2006 through 2009 performance period is similar to actual 2006 performance and all other terms and conditions of the award are met, the executives would earn approximately 49% of the number of shares reported in this column. Further, Mr. Elliott has announced plans to retire in 2007. Under the terms of the award, if Mr. Elliott's employment terminates prior to the end of the award period due to his retirement, he will be entitled only to a pro-rata portion of the number of shares he would have earned had he remained employed throughout the entire award period, as determined after the end of the award period. The pro rata portion is computed based on the number of whole calendar months an award recipient was employed from the beginning of the award period to the date of termination divided by thirty-six (36).

(6) Market value is calculated by multiplying the number of shares in column (i) by $78.38, the closing price of our common stock as reported by the New York Stock Exchange on December 29, 2006.

(7) This award vests 25% per year on the first through fourth anniversaries of the grant date, commencing January 18, 2007.

(8) This award vests 25% per year on the first through fourth anniversaries of the grant date, commencing January 18, 2006.

(9) This award was granted on January 18, 2005 subject to our actual performance for the year 2005 exceeding specified targets. On February 17, 2006, the Compensation and Management Development Committee certified our actual performance for 2005 and 25% of the award vested on that date. The remaining 75% of the award vests ratably on the second through fourth anniversaries of the grant date, commencing January 18, 2007.

(10) This award vests 25% per year on the first through fourth anniversaries of the grant date, commencing January 14, 2005.

(11) This award vests 25% per year on the first through fourth anniversaries of the grant date, commencing January 13, 2004.

(12) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing January 2, 2003.

(13) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing September 6, 2002.

(14) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing August 7, 2002.

(15) This award was granted prior to our spin-off from our former parent with respect to the former parent's common stock. The number of underlying shares and exercise price shown represent the replacement on August 7, 2001 of the former parent's option with an option to purchase our common stock which was intended to preserve the economic value of the option at the time of the spin-off. The number of shares covered by the replacement option was calculated by multiplying the number of the former parent's shares under the original option by a factor of 2.03614, and the exercise price of the option was decreased by dividing the original exercise price by the same factor.

(16) This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on January 2, 2005.

(17) These shares vest on January 2, 2007.

(18) This award vests on January 18, 2007. Under the terms of the stock option award agreement, vesting accelerates after Mr. Leno has held the award for at least one year because he has reached age 60.

(19) This award vested on January 18, 2006.

(20) This award was subject to performance-based vesting conditions as described in footnote (9) above and vested on February 17, 2006.

(21) This award fully vested in December 2005 following Mr. Leno's 60th birthday.

(22) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing July 16, 2002.

(23) This award will vest 33⅓% per year on the third through fifth anniversaries of the grant date, commencing January 14, 2007.

(24) This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on March 7, 2004.

(25) This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on January 3, 2004.

(26) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing December 1, 2000.

(27) This award vested 33⅓% per year on the third through fifth anniversaries of the grant date, commencing February 2, 2001.

(28) This award vested 25% per year on the first through fourth anniversaries of the grant date, commencing December 3, 2002.

(29) This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on March 6, 2005.

(30) This award was subject to price thresholds for exercisability above the exercise price. As of December 31, 2003, all price thresholds had been attained. This award fully vested on January 4, 2003.

OPTION EXERCISES AND STOCK VESTED IN 2006

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
(a)	(b)	(c)	(d)	(e)
J. Raymond Elliott	—	—	10,175	680,448
Sam R. Leno	—	—	16,968	930,695
Bruno A. Melzi	58,273	2,256,576	3,668	246,220
David C. Dvorak	—	—	—	—
Sheryl L. Conley	—	—	701	46,126

(1) Value realized is calculated on the basis of the difference between the exercise price and the closing price of our common stock as reported by the New York Stock Exchange on the date of exercise, multiplied by the number of shares of common stock underlying the options exercised.

(2) Value realized is calculated on the basis of the closing price of our common stock as reported by the New York Stock Exchange on the date of vesting multiplied by the number of shares of common stock that vested.

PENSION BENEFITS IN 2006

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
J. Raymond Elliott	Zimmer Holdings, Inc. Retirement Income Plan	9.405	222,244	—
	Benefit Equalization Plan of Zimmer Holdings, Inc. and Its Subsidiary or Affiliated Corporations Participating in the Zimmer Holdings, Inc. Retirement Income Plan or the Zimmer Puerto Rico Retirement Income Plan (the "Benefit Equalization Plan of the Retirement Income Plan")	15.000[2]	3,665,350	—
Sam R. Leno	Zimmer Holdings, Inc. Retirement Income Plan	6.000	191,365	—
	Benefit Equalization Plan of the Retirement Income Plan	6.000	710,159	—
Bruno A. Melzi	Trattamento Fine Rapporto	16.817	557,362[3]	—
David C. Dvorak	Zimmer Holdings, Inc. Retirement Income Plan	5.135	82,768	—
	Benefit Equalization Plan of the Retirement Income Plan	5.135	188,476	—
Sheryl L. Conley	Zimmer Holdings, Inc. Retirement Income Plan	24.000	203,709	—
	Benefit Equalization Plan of the Retirement Income Plan	24.000	796,982	—

(1) The accumulated benefit is the benefit to which the executive would be entitled had he or she terminated employment on December 31, 2006 and elected to commence his or her benefit at the earliest age at which he or she would receive an unreduced benefit, payable as a monthly benefit for as long as the executive lived. The expected benefit payments are discounted using interest and mortality assumptions to produce the present value of the accumulated benefit as of December 31, 2006. The assumed interest rate is 6.14% and the mortality assumption is based on the 1994 Group Annuity Mortality Tables for men and women.

(2) When we were separating from our former parent, the Board of Directors granted Mr. Elliott additional service credit of 5.595 years, in part, because of his willingness to undertake responsibility for our spin-off from our former parent and our transition to an independent public company. The increase in his benefits attributable to the additional service credit will be paid in accordance with the Benefit Equalization Plan of the Retirement Income Plan. The present value of the accumulated benefit attributable to the additional 5.595 years is $1,229,378.

(3) Mr. Melzi's compensation is paid in Euros and has been converted to U.S. Dollars for purposes of this table using the average exchange rate for the year ended December 31, 2006 of 1 EUR = 1.25622 USD.

Pension Plans

Zimmer Holdings, Inc. Retirement Income Plan. Messrs. Elliott, Leno and Dvorak and Ms. Conley are participants in the Zimmer Holdings, Inc. Retirement Income Plan, a non-contributory, defined benefit pension plan. This plan covers all non-union U.S. employees who were employed and became participants prior to September 1, 2002. The plan provides all participants with credit for their service years, if any, with our former parent. Years of service in column (c) above excluding service with the former parent would be 5.0 years for Mr. Elliott, 6.0 years for Mr. Leno, 5.135 years for Mr. Dvorak and

5.0 years for Ms. Conley. Benefits payable under the plan will be offset by the value of benefits payable to participants under the former parent's plan. Therefore, a participant's retirement income plan benefit is equal to the benefit based on the participant's total years of service with us and our former parent, less the benefit under the former parent's plan. Because he is employed in our international operations, Mr. Melzi participates in the non-U.S. pension plans described below.

Under the retirement income plan, pension benefits are determined by final average annual compensation, where annual compensation is the sum of a participant's annualized base salary as of the date of termination or December 31, if employed as of that date, plus regular incentive award payments received during the year. The amount shown in the column labeled "Salary" and the amount attributable to the Executive Performance Incentive Plan shown in the column labeled "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for a given year reflect the dollar value of base salary and regular incentive awards earned during such year. The normal retirement benefit will equal 2% of final average compensation for the highest consecutive five years in the prior ten years times years of service (up to a maximum of 40 years) minus 1/70th of estimated primary Social Security benefit at age 65 times years of service (up to a maximum of 40 years). Compensation for purposes of determining benefits under the retirement income plan was limited to $220,000 for 2006. Lower limits applied in earlier years. The compensation limit is increased annually by inflation. The 2007 compensation limit is $225,000.

Normal retirement age under the plan is 65. A participant may commence his or her retirement benefit prior to age 65 if he or she has at least five years of service. If the participant has at least five years of service but less than ten years of service, the retirement benefit payable at age 65 is reduced to fully recognize the greater number of years during which he or she will receive the retirement benefit. If the participant has at least ten years of service, the benefit is only partially reduced to recognize the greater number of years during which he or she will receive the benefit. There is no reduction for a participant with at least ten years of service if the benefit commences on or after the participant reaches age 60. There is a 4% per year reduction from age 60 for a participant with ten years of service if the benefit commences when the participant is between the ages of 55 and 60.

A participant may elect a form of annuity payment other than a monthly benefit payable during his or her lifetime, including a lump sum distribution of the present value of his or her benefit accrued as of December 31, 2002. These optional forms of payment are equal in value.

The retirement income plan is a "qualified plan" under the Code and therefore we must fund it. We deposit contributions to the plan into a trust. The assets held in trust may only be used to pay retirement benefits and plan expenses.

Benefit Equalization Plan of the Retirement Income Plan. As described above, U.S. laws place limitations on compensation amounts that may be included under the retirement income plan. We provide the benefit equalization plan for executives in order to produce total retirement benefits, as a percentage of compensation, that are comparable with employees whose compensation is not limited by the annual compensation limit. Pension amounts based on the retirement income plan formula which exceed the applicable limitations will be paid under the benefit equalization plan. In addition, under the benefit equalization plan, participants will receive recognition for years of service in excess of 40, if any, and annual compensation for a given year will include any regular incentive awards amounts earned (rather than paid) for such year. While non-discrimination testing requirements preclude us from being able to use earned regular incentive awards, rather than paid regular incentive awards, in determining compensation under the retirement income plan, the use of earned awards in the benefit equalization plan better reflects the executive's compensation for each year. As with the retirement income plan, benefits payable under the benefit equalization plan will be offset by the value of benefits payable to the recipient under the former parent's plan.

We do not have a policy with respect to granting additional years of credited service in excess of actual years of service. The Compensation and Management Development Committee has done so only once since our separation from our former parent in 2001, in a situation involving unusual circumstances. We do not expect the committee to grant additional service credit in the future, as the retirement income plan and the benefit equalization plan that supplements it are closed to new participants.

In addition to the optional forms of payment available under the retirement income plan, the benefit equalization plan provides for a full lump sum payment, provided the participant has affirmatively elected this option at least one year prior to the date of payment.

The benefit equalization plan is a "non-qualified plan" under the Code. We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan we distribute cash from our general assets.

Executives Eligible for Early Retirement. As of December 31, 2006, Messrs. Elliott and Leno have met the conditions for early retirement. With regard to the retirement income plan, each has reached age 55 and has at least five years of service but less than ten years of service. With regard to the benefit equalization plan, Mr. Elliott has more than ten years of service due to the additional service credit described in footnote (2) above and Mr. Leno has at least five years of service but less than ten years of service.

Non-U.S. Pension Plans. We maintain a number of pension plans for our employees whose principal place of employment is outside the United States. These pension plans are governed, and in some instances mandated, by the laws of the applicable jurisdictions and vary significantly from plan to plan. As a resident of Italy, Mr. Melzi's pension benefits will be provided under plans regulated by Italian law and/or the Italian National Labour Collective Agreement. The Trattamento Fine Rapporto, or TFR, is a fund to which a certain percentage of an employee's annual salary must be paid. The TFR is reserved until the employee's labor contract is terminated for any reason, including retirement, at which point the employer must pay the employee the amount in the TFR.

NONQUALIFIED DEFERRED COMPENSATION IN 2006

Name (a)	Executive Contributions in Last FY ($)[1] (b)	Registrant Contributions in Last FY ($)[2] (c)	Aggregate Earnings in Last FY ($)[3] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)[4] (f)
J. Raymond Elliott	84,800	23,850	37,732	—	643,204
Sam R. Leno	17,400	13,050	11,860	—	170,563
Bruno A. Melzi	—	—	—	—	—
David C. Dvorak	286,949	8,100	194,335	—	1,615,391
Sheryl L. Conley	9,000	6,750	5,569	—	59,034

(1) All of the amounts shown in this column are or were previously reported in the Summary Compensation Table, as follows:

	Amount Reported as Salary in Summary Compensation Table of 2007 Proxy Statement ($)	Amount Reported as Bonus in Summary Compensation Table of 2006 Proxy Statement ($)
Mr. Elliott	84,800	—
Mr. Leno	17,400	—
Mr. Melzi	—	—
Mr. Dvorak	27,000	259,949
Ms. Conley	9,000	—

(2) The amounts shown in this column are reported in the Summary Compensation Table on page 20 as part of All Other Compensation.

(3) The amounts shown in this column are not reported as compensation in the Summary Compensation Table as they do not represent above-market or preferential earnings on deferred compensation.

(4) Of the amounts shown in this column, the following amounts are or were previously reported in the Summary Compensation Table:

	Aggregate Amount Reported in Summary Compensation Table of 2007 and Prior Proxy Statements ($)
Mr. Elliott	565,574
Mr. Leno	143,524
Mr. Melzi	—
Mr. Dvorak	1,273,257
Ms. Conley	48,454

Non-qualified Deferred Compensation Plans

Executives may elect to defer compensation under the provisions of the benefit equalization plan that supplements the 401(k) savings program and the deferral provisions of the Executive Performance Incentive Plan.

Benefit Equalization Plan of the Zimmer Holdings, Inc. Savings and Investment Program. The benefit equalization plan of the savings and investment program is a non-qualified plan that supplements the savings program. It provides an opportunity for eligible executives to make pre-tax deferrals once their base pay reaches the maximum compensation limit for tax-qualified plans. A participant may elect to defer under this plan, on a pre-tax basis, up to 30% of base pay in excess of the maximum compensation limit, which was $220,000 for 2006. A participant's pre-tax savings contribution percentage under this plan will be equal to his or her total pre-tax and after-tax savings percentage under the savings program as of the beginning of a year and may not be changed during the year. Participants may also receive company contributions under this plan that they would otherwise forego under the savings program because of U.S. tax law limitations. Participants must initially elect to enroll in this plan by December 31 of the year preceding the year in which contributions will be allocated to their accounts. Elections remain in effect for future years unless a participant elects, as of the beginning of a subsequent year, to suspend participation in either this plan or the savings program.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts. Investment alternatives under this plan are the same as those offered under the savings program with the exception of our company stock fund, which is not available under this plan. During 2006, the investment alternatives included two dozen different mutual funds from a number of different fund families. Our contributions follow the investment direction of participant contributions. Participants may change the investment direction of their existing account balances at any time by contacting the plan administrator. During 2006, the rates of return of the various investment alternatives available under the plan ranged from 1.45% to 22.55%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan we distribute cash from our general assets. The plan does not permit loans. During employment, the plan permits withdrawals only for extreme financial hardship or unforeseen emergencies. A participant must withdraw all available funds from his or her savings plan account before making a withdrawal from this plan. If a participant makes a withdrawal from this plan, his or her contributions to the plan will be suspended for the remainder of the year.

Unless a participant elects otherwise, his or her account balance will be paid in a single lump sum following termination of employment or retirement. A participant may irrevocably elect, however, prior to the beginning of each year, to defer receipt of the portion of his or her account balance attributable to that year's contributions for a period of one to five years following retirement and/or to have that amount paid in equal annual installments following retirement over a period of (1) up to 15 years, (2) the participant's life expectancy or (3) the joint life expectancy of the participant and his or her designated beneficiary. Despite any election that a participant might have made, if the participant terminates employment prior to attaining age 55 with at least ten years of service, or if the participant's account balance at the time of retirement is $15,000 or less, the participant's account balance will be paid in a single lump sum following his or her termination of employment or retirement.

Executive Performance Incentive Plan.   The Executive Performance Incentive Plan allows an executive to elect to defer, on a pre-tax basis, from 25% to 95% of his or her annual incentive award. To be effective, a participant must make the election by December 31 of the year preceding the year in which the annual incentive award would otherwise be payable.

The plan does not offer any above-market rates of return. Participants may select from various investment alternatives to serve as the measure of investment earnings on their accounts, including an equity index fund, a bond index fund and a company stock fund. Participants may change the investment direction of their existing account balances as of January 1 of any year. During 2006, the rates of return of the various investment alternatives available under the plan ranged from 4.3% to 16.1%.

We do not hold contributions to the plan in a trust and, therefore, they may be subject to the claims of our creditors in the event of our bankruptcy or insolvency. When payments come due under the plan we distribute cash from our general assets. The plan does not permit loans or withdrawals during employment.

Unless a participant elects otherwise, his or her account balance will be paid in a single lump sum following termination of employment. A participant may irrevocably elect, however, prior to the beginning of each year, to defer receipt of the portion of his or her account balance attributable to that year's contributions for a period of one to five years following termination and/or to have that amount paid in equal annual installments following termination over a period of (1) up to ten years, (2) the participant's life expectancy or (3) the joint life expectancy of the participant and his or her designated beneficiary.

Our obligation to make payments to a participant will terminate if, after termination of employment, the participant either discloses our confidential information to unauthorized persons or otherwise conducts himself or herself in a manner which the Compensation and Management Development Committee determines is contrary to our best interests.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The table below reflects the estimated amount of compensation payable to each of the named executive officers in the event of termination of his or her employment. The table shows the potential compensation payable to each named executive officer upon a termination following a change in control, voluntary resignation, retirement, death, disability, involuntary with-cause termination and involuntary without cause termination. The table excludes certain amounts payable pursuant to plans that do not discriminate in favor of executive officers and that are available generally to all salaried employees. The amounts shown assume that termination of employment was effective as of December 31, 2006. The amounts shown are only estimates of the amounts that would be payable to the executives upon termination of employment and do not reflect tax positions we may take or the accounting treatment of such payments. Actual amounts to be paid can only be determined at the time of separation.

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
J. Raymond Elliott							
Severance – Salary[1]	2,250,000	—	—	—	—	—	—
Severance – Annual Incentive Award[2]	2,250,000	—	—	—	—	—	—
Earned 2006 Incentive Award – Exec. Plan[3]	873,750	873,750	873,750	873,750	873,750	873,750	873,750
Earned 2006 Incentive Award – Supp. Plan[4]	266,666	—	—	—	—	—	—
Stock Options[5]	39,699,799	38,162,599	38,162,599	38,162,599	38,162,599	38,162,599	38,162,599
Restricted Stock[6]	522,481	—	—	522,481	522,481	—	507,981
Performance Shares[7]	5,486,600	—	—	—	—	—	—
Phantom Deferred Share Units[8]	1,375,099	1,375,099	1,375,099	1,375,099	1,375,099	1,375,099	1,375,099
Qualified Pension							
Retirement Income Plan[9]	136,533	131,034	131,034	141,578	131,034	131,034	131,034
Nonqual. Pension & Def. Comp.							
Benefit Equal. Plan – RIP[10]	4,846,659	4,005,860	4,005,860	2,327,287	4,005,860	4,005,860	4,005,860
Benefit Equal. Plan – SIP[11]	643,204	643,204	643,204	643,204	643,204	643,204	643,204
Health and Welfare[12]	187,000	172,000	172,000	97,000	172,000	172,000	172,000
Disability[13]	—	—	—	—	1,241,500	—	—
Outplacement[14]	15,000	—	—	—	—	—	—
Gross-up[15]	—	—	—	—	—	—	—

Table continued on following page

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT (CONTINUED)

	Termination Scenario						
Compensation Components	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
Sam R. Leno							
Severance – Salary[1]	1,020,000	—	—	—	—	—	—
Severance – Annual Incentive Award[2]	612,000	—	—	—	—	—	—
Earned 2006 Incentive Award – Exec. Plan[3]	356,490	356,490	356,490	356,490	356,490	356,490	356,490
Earned 2006 Incentive Award – Supp. Plan[4]	108,240	—	—	—	—	—	—
Stock Options[5]	9,272,194	8,674,142	8,674,142	8,674,142	8,674,142	8,674,142	8,674,142
Restricted Stock[6]	391,900	—	—	391,900	391,900	—	126,976
Performance Shares[7]	2,134,601	—	—	—	—	—	—
Qualified Pension							
Retirement Income Plan[9]	177,034	183,474	171,528	148,509	183,474	183,474	183,474
Nonqual. Pension & Def. Comp.							
Benefit Equal. Plan – RIP[10] . . .	979,993	680,877	636,546	551,119	680,877	680,877	680,877
Benefit Equal. Plan – SIP[11] . . .	170,563	170,563	170,563	170,563	170,563	170,563	170,563
Health and Welfare[12]	12,000	—	—	—	—	—	—
Disability[13]	—	—	—	—	149,500	—	—
Outplacement[14]	15,000	—	—	—	—	—	—
Gross-up[15]	—	—	—	—	—	—	—
Bruno A. Melzi							
Severance – Salary[1]	—	—	—	—	—	—	—
Severance – Annual Incentive Award[2]	—	—	—	—	—	—	—
Earned 2006 Incentive Award – Exec. Plan[3]	272,518	272,518	272,518	272,518	272,518	272,518	272,518
Earned 2006 Incentive Award – Supp. Plan[4]	83,174	—	—	—	—	—	—
Stock Options[5]	5,621,264	5,204,024	5,204,024	5,204,024	5,204,024	5,204,024	5,204,024
Restricted Stock[6]	232,475	232,475	232,475	232,475	232,475	—	232,475
Performance Shares[7]	1,489,220	—	—	—	—	—	—
Non-U.S. Pension Plans							
Trattamento Fine Rapporto[16] . . .	557,362	557,362	557,362	557,362	557,362	557,362	557,362
Fondo Mario Negri[17]	124,132	124,132	124,132	124,132	124,132	124,132	124,132
Termination Indemnity[18]	2,439,575	295,706	—	—	—	—	2,439,575
Health and Welfare[12]	30,979	—	—	—	—	—	—
Outplacement[14]	15,000	—	—	—	—	—	—
Gross-up[15]	—	—	—	—	—	—	—

Table continued on following page

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT (CONTINUED)

Compensation Components	Termination Scenario						
	Change in Control($)	Voluntary Resignation($)	Retirement($)	Death($)	Disability($)	Involuntary with Cause($)	Involuntary without Cause($)
David C. Dvorak							
Severance – Salary[1]	800,000	—	—	—	—	—	—
Severance – Annual Incentive Award[2]	480,000	—	—	—	—	—	—
Earned 2006 Incentive Award – Exec. Plan[3]	279,600	279,600	279,600	279,600	279,600	279,600	279,600
Earned 2006 Incentive Award – Supp. Plan[4]	100,000	—	—	—	—	—	—
Stock Options[5]	7,565,629	6,226,842	6,226,842	7,163,029	7,163,029	6,226,842	7,163,029
Restricted Stock[6]	587,850	—	—	587,850	587,850	—	190,463
Performance Shares[7]	1,436,941	—	—	—	—	—	—
Qualified Pension							
Retirement Income Plan[9]	54,810	54,810	54,810	43,986	54,810	54,810	54,810
Nonqual. Pension & Def. Comp. Benefit Equal. Plan – RIP[10]	207,402	122,095	122,095	97,984	122,095	122,095	122,095
Benefit Equal. Plan – SIP[11]	172,698	172,698	172,698	172,698	172,698	172,698	172,698
Exec. Perf. Incentive Plan[19]	1,442,693	1,442,693	1,442,693	1,442,693	1,442,693	1,442,693	1,442,693
Health and Welfare[12]	34,000	—	—	—	—	—	—
Disability[13]	—	—	—	—	—	—	—
Outplacement[14]	15,000	—	—	—	—	—	—
Gross-up[15]	1,369,003	—	—	—	—	—	—
Sheryl L. Conley							
Severance – Salary[1]	740,000	—	—	—	—	—	—
Severance – Annual Incentive Award[2]	444,000	—	—	—	—	—	—
Earned 2006 Incentive Award – Exec. Plan[3]	258,630	258,630	258,630	258,630	258,630	258,630	258,630
Earned 2006 Incentive Award – Supp. Plan[4]	115,334	—	—	—	—	—	—
Stock Options[5]	10,536,081	9,415,779	9,415,779	10,162,761	10,162,761	9,415,779	10,162,761
Performance Shares[7]	1,332,460	—	—	—	—	—	—
Qualified Pension							
Retirement Income Plan[9]	137,678	137,678	137,678	97,518	137,678	137,678	137,678
Nonqual. Pension & Def. Comp. Benefit Equal. Plan – RIP[10]	695,275	538,645	538,645	381,526	538,645	538,645	538,645
Benefit Equal. Plan – SIP[11]	59,034	59,034	59,034	59,034	59,034	59,034	59,034
Health and Welfare[12]	34,000	—	—	—	—	—	—
Disability[13]	—	—	—	—	—	—	—
Outplacement[14]	15,000	—	—	—	—	—	—
Gross-up[15]	—	—	—	—	—	—	—

(1) Amount shown in "Change in Control" column represents 3 times (in the case of Mr. Elliott) or 2 times (in the case of Messrs. Leno and Dvorak and Ms. Conley) the executive's base salary in effect as of December 31, 2006. See the narrative that follows this table for a description of the change in control severance agreements we have with each of the executives. In the event of termination of employment following a change in control, we believe that Mr. Melzi would be entitled to the termination indemnity described in footnote 18 in lieu of the severance payable under the change in control severance agreement. In the case of Messrs. Elliott, Leno and Dvorak and

Ms. Conley, the "Involuntary without Cause" column excludes severance payable under our severance plan for U.S. employees, which does not discriminate in favor of executive officers and is available generally to all salaried employees. In the case of Mr. Melzi, severance payable in the event of involuntary termination without cause is included in the termination indemnity described in footnote 18.

(2) Amount represents 3 times (in the case of Mr. Elliott) or 2 times (in the case of Messrs. Leno and Dvorak and Ms. Conley) the executive's target incentive award opportunity under the Executive Performance Incentive Plan for 2006. In the event of termination of employment following a change in control, we believe that Mr. Melzi would be entitled to the termination indemnity described in footnote 18 in lieu of the severance payable under the change in control severance agreement.

(3) Amount represents the actual amount payable to the executive under the Executive Performance Incentive Plan for 2006 assuming the executive terminated employment effective December 31, 2006 as a result of the specified termination event.

(4) Amount represents the actual amount payable to the executive under the Supplemental Performance Incentive Plan for 2006 assuming the executive terminated employment effective December 31, 2006 as a result of the specified termination event.

(5) Amount represents the value as of December 31, 2006 of the executive's "in the money" vested stock options (including otherwise unvested stock options, the vesting of which would accelerate as a result of the executive's termination of employment on December 31, 2006 as a result of the specified termination event). Value is calculated on the basis of the difference between the exercise price and $78.38, the closing price of our common stock on the New York Stock Exchange on December 29, 2006, multiplied by the number of shares of common stock underlying "in-the-money" options.

(6) Amount represents the value of shares of restricted stock held by the executive that would be deemed fully vested as of December 31, 2006 as a result of the specified termination event. Value is calculated by multiplying the number of shares deemed fully vested by $78.38, the closing price of our common stock on the New York Stock Exchange on December 29, 2006.

(7) Amount represents the value of the target number of performance shares held by the executive as of December 31, 2006. Under the performance share award agreement, if we undergo a change in control during the three-year award period, the executive would earn the greater of (a) the target number of performance shares or (b) the number of shares that would have been earned by applying the performance criteria specified in the award agreement to our actual performance from the beginning of the award period to the date of the change in control. Value is calculated by multiplying the target number of performance shares by $78.38, the closing price of our common stock on the New York Stock Exchange on December 29, 2006.

(8) Amount represents the value of 17,544 phantom deferred share units awarded to Mr. Elliott pursuant to a retention agreement entered into with him in February 2001. The units will be distributed to Mr. Elliott at the time of his termination of employment in the form of a lump sum cash payment. Value is calculated by multiplying the number of units by $78.38, the closing price of our common stock on the New York Stock Exchange on December 29, 2006.

(9) Except as explained in the following sentences, amount represents the present value of the executive's accumulated benefit commencing at age 65 under the Zimmer Holdings, Inc. Retirement Income Plan assuming the executive terminated employment effective December 31, 2006 as a result of the specified termination event. Mr. Elliott has met the requirements (age 55 and 10 years of service) for a subsidized early retirement benefit under the Benefit Equalization Plan of the Retirement Income Plan and, accordingly, Mr. Elliott is assumed to commence benefits as of December 31, 2006. For the Change in Control event, Mr. Elliott is assumed to commence benefits as of January 1, 2010. Mr. Leno has met the requirements (age 55 and 5 years of service) for an unsubsidized early retirement benefit under the Retirement Income Plan and, accordingly, the amount shown in the column captioned "Retirement" for Mr. Leno represents the present value of his accumulated early retirement benefit commencing as of December 31, 2006. For the Change in Control event, Mr. Leno is assumed to commence benefits as of January 1, 2009. The amount shown in the column captioned "Death" for each executive represents the benefit payable upon the death of the executive to his or her surviving spouse. The amount is equal to the retirement benefit payable at age 65, reduced to take into account the greater number of years during which the executive would have been expected to receive the retirement benefit had he or she retired on his or her date of death. The benefit is further reduced to an equivalent value form of annuity that pays a benefit to the executive for life and pays 50% of this amount upon his or her death to the surviving spouse for the surviving spouse's life. The death benefit value is equal to the present value of 50% of this benefit amount payable to the executive over the life of the surviving spouse.

(10) Except as explained in the following sentences, amount represents the present value of the executive's accumulated benefit commencing at age 65 under the Benefit Equalization Plan of the Retirement Income Plan assuming the executive terminated employment effective December 31, 2006 as a result of the specified termination event. See the narrative that follows this table for a description of the additional benefit amount included in the amounts shown in the column captioned "Change in Control" that would be payable in the event of a change in control. Mr. Elliott has met the requirements (age 55 and 10 years of service) for a subsidized early retirement benefit under the Benefit Equalization Plan of the Retirement Income Plan and, accordingly, Mr. Elliott is assumed to commence benefits as of December 31, 2006. For the Change in Control event, Mr. Elliott is assumed to commence benefits as of January 1, 2010. Mr. Leno has met the requirements (age 55 and 5 years of service) for an unsubsidized early retirement benefit under the Retirement Income Plan and, accordingly, the amount shown in the column captioned "Retirement" for Mr. Leno represents the present value of his accumulated early retirement benefit commencing as of December 31, 2006. For the Change in Control event, Mr. Leno is assumed to commence benefits as of January 1, 2009. The amount shown in the column captioned "Death" for each executive represents the benefit payable upon the death of the executive to his or her surviving spouse. The amount is equal to the retirement benefit payable at age 65, reduced to take into account the greater number of years during which the executive would have been expected to receive the retirement benefit had he or she retired on his or her date of death. The benefit is further reduced to an equivalent value form of annuity that pays a benefit to the executive for life and pays 50% of this amount upon his or her death to the surviving spouse for the surviving spouse's life. The death benefit value is equal to the present value of 50% of this benefit amount payable to the executive over the life of the surviving spouse.

(11) Amount represents the executive's vested account balance in the Benefit Equalization Plan of the Zimmer Holdings, Inc. Savings and Investment Program as of December 31, 2006. This amount will be paid in a lump sum unless an executive elects to receive payment of his or her account balance in annual installments. Only an executive who has attained age 55 and completed 10 years of service as of the date of termination may make this election.

(12) Amount represents the cost of health and welfare benefits that the executive would be eligible to receive assuming the specified termination event occurred as of December 31, 2006. See the narrative that follows this table for a description of health and welfare benefits payable in the event of a change in control and termination of employment. Retiree medical and life insurance benefits are available to employees hired before September 2, 2002 who have attained age 55 and completed 10 years of service as of the date of their termination. Mr. Elliott is the only named executive officer who would be eligible for retiree medical and life insurance benefits as of December 31, 2006.

(13) Amount represents the present value of the executive's benefit under the Zimmer, Inc. Long-Term Disability Income Plan for Highly Compensated Employees assuming the executive became disabled effective December 31, 2006. Under the plan as in effect as of that date, a participant would be entitled to a monthly benefit equal to 70% of his or her monthly base earnings (including salary and sales commissions, as applicable) in excess of $220,000, reduced by the benefits payable under our base long-term disability insurance plan and certain other sources of income (including social security disability benefits). Benefits would be payable until the earliest of the following: (1) the date the participant ceases to be totally disabled; (2) the date the participant accepts or refuses a job we offer to him or her at a salary at least equal to that which he or she was earning immediately prior to becoming disabled; or (3) the participant's 65th birthday (or a later date if benefits commenced under the plan after the participant reached age 63½. The present value was determined by discounting the expected benefit payments using an interest rate of 6.14% and a mortality table for disabled employees. Excludes benefits payable under our base long-term disability insurance plan, which does not discriminate in favor of executive officers and is available generally to all salaried employees. The Zimmer, Inc. Long-Term Disability Income Plan for Highly Compensated Employees was restated effective January 1, 2007 as described on page 15.

(14) Amount represents the estimated cost of outplacement services to be provided to the executive in the event of a change in control and termination of employment.

(15) See the narrative that follows this table for a description of "gross-up" payments to be made in the event of a change in control.

(16) Amount represents the present value of the executive's accumulated benefit under the Trattamento Fine Rapporto assuming the executive terminated employment effective December 31, 2006 as a result of the specified termination event.

(17) Amount represents an estimate of the executive's account balance as of December 31, 2006 in the Fondo Mario Negri, a private fund to which we annually pay a percentage of Mr. Melzi's salary in accordance with the Italian National Labour Collective Agreement for individuals graded as "Dirigenti". This estimated amount is equal to the account balance as of December 31, 2005 plus the actual contributions we made to the account during 2006 plus interest, assuming an interest rate equal to the rate at which interest was credited in 2005.

(18) Amount shown in the "Change in Control" and "Involuntary without Cause" columns represents an estimate of a termination indemnity that would be due Mr. Melzi in the case his employment is involuntarily terminated as determined under Italian law. The termination indemnity consists of the following: a notice allowance (12 months of pay after 12 years of service) plus a supplementary allowance indemnity (a minimum of 8 months of pay and maximum of 18 months of pay) plus a seniority allowance (9 months of pay at age 59). For purposes of this table, we have assumed that the aggregate termination indemnity payment would be equal to 33 months of pay. "Pay" for this purpose includes salary, bonus, and benefits. Amount shown in the "Voluntary Resignation" column represents compensation payable to Mr. Melzi if he were to voluntarily resign without "just cause" and without "justified reason" as determined under Italian law. This amount is equal to 4 months of pay. If Mr. Melzi were to voluntarily resign with "justified reason" as determined under Italian law, he would be entitled to 12 months of pay unless the "justified reason" was refusal to change his place of work, in which case he would be entitled to 16 months of pay. If Mr. Melzi were to voluntarily resign with "just cause" as determined under Italian law, he would be entitled to 16 months of pay.

(19) Amount represents the balance of Mr. Dvorak's deferred compensation account under the Executive Performance Incentive Plan as of December 31, 2006. See "NONQUALIFIED DEFERRED COMPENSATION – Nonqualified Deferred Compensation Plans – *Executive Performance Incentive Plan*" on page 28 for more information about this plan, including available forms of payment and material conditions applicable to receipt of payments.

Change in Control Arrangements

We have entered into change in control severance agreements with eleven executives, including each of the executive officers named in the Summary Compensation Table. The agreements are intended to provide for continuity of management in the event we undergo a change in control. The agreements with the executives named in the Summary Compensation Table have an initial term that ended December 31, 2003 (in the case of Messrs. Elliott, Leno, Melzi and Dvorak) or December 31, 2004 (in the case of Ms. Conley) and provide for automatic extensions, beginning on January 1, 2004 or January 1, 2005, as applicable, in one-year increments, unless either we or the executive gives prior notice of termination or a change in control shall have occurred prior to January 1 of such year. If a change in control occurs during the term of the agreement, the agreement will continue in effect for a period of not less than 36 (in the case of Mr. Elliott) or 24 (in the case of the other executives) months beyond the month in which the change in control occurred.

The agreements provide that the executives could be entitled to certain severance benefits following a change in control of us and termination of their employment. Under each agreement, a change in control would include any of the following events: (1) a "person," as defined in the Exchange Act, acquires 20% or more of the combined voting power of our then-outstanding securities; (2) a majority of our directors are replaced during a two-year period; or (3) our stockholders approve a merger or consolidation (unless our stockholders own 75% of the surviving entity) or approve a plan of complete liquidation.

If, following a change in control, the executive's employment is terminated for any reason other than for cause (as defined in the agreement), or death, or by the executive for good reason (as defined in the agreement), the executive would be entitled to a lump sum severance payment equal to three (in the case of Mr. Elliott), two (in the case of Messrs. Leno, Melzi, Dvorak, Ms. Conley and four other executive officers, the "tier 2 executives") or one (in the case of two other executives, the "tier 3 executives") times the sum of the executive's base salary and target incentive awards under our Executive Performance Incentive Plan; provided, however, that in the event Mr. Melzi's employment is terminated following a change in control, we believe that he would be entitled to the termination indemnity described in footnote 18 above in lieu of this lump sum severance payment. In addition, the executive would receive a payout of any unpaid incentive compensation which has been allocated or awarded to the executive for the completed calendar year preceding the date of termination and a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to the executive for the current calendar year.

Further, all outstanding stock options granted to the executive would become immediately vested and exercisable and all restrictions on restricted stock awards would lapse, unless otherwise provided for under a written stock award agreement. The executive would receive a cash amount equal to the unvested portion, if any, of our matching contributions (and attributable earnings) credited to the executive under the Savings and Investment Program. The executive would receive a cash amount or the additional benefit to which the executive would have been entitled had he or she been fully vested and credited with three (Mr. Elliott), two (the tier 2 executives) or one (the tier 3 executives) additional years of service and age for the purpose of calculating his or her tax-qualified and nonqualified pension benefits. This additional benefit is included in the amount shown in the above table in the row captioned "Benefit Equal. Plan – RIP". For a three (Mr. Elliott), two (the tier 2 executives) or one (the tier 3 executives)-year period after the date of termination, the executive would receive the value of life and health (including medical and dental) insurance benefits and perquisites substantially similar to those that the executive is receiving immediately prior to the notice of termination. Thereafter, in the case of Mr. Elliott, the executive will be eligible to participate in our retiree medical and dental plans.

In the event that any payments made to Mr. Elliott or a tier 2 executive in connection with a change in control and termination of employment would be subject to excise tax as excess parachute payments under the Code, we will "gross up" the executive's compensation to fully offset such excise taxes provided the payments exceed 110% of the maximum total payment which could be made without triggering the excise taxes. If the aggregate parachute payments exceed such maximum amount but do not exceed 110% of such maximum amount, then the parachute payments would be automatically reduced so that no portion of the parachute payments is subject to excise tax and no gross-up payment would be made.

To receive the severance benefits provided under the agreements, an executive must sign a general release of claims.

Non-Compete Arrangements

We have entered into Non-Disclosure, Non-Competition and Non-Solicitation Employment Agreements with each of the executives named in the Summary Compensation Table.

Agreements with U.S.-Based Executives. The agreements with U.S.-based executives provide that the executive is restricted from competing with us for a period of eighteen months following termination of employment within a specified territory, which generally includes every country in which we have significant operations. To the extent an executive is unable to obtain employment consistent with his or her training and education solely because of the provisions of this agreement, the executive will be eligible to receive, subject to the terms of the agreement: (1) payments equal to the executive's monthly base pay at the time of his or her termination for each month of such unemployment through the end of the non-competition period; or (2) to the extent the executive is able to obtain employment, but solely because of the agreement, the monthly base pay for the replacement employment is less than the executive's monthly base pay at the time of his or her termination, payments equal to the difference in monthly base pay for each such month through the end of the non-competition period.

Agreement with Mr. Melzi. The agreement with Mr. Melzi provides that he is restricted from competing with us in Italy, France, Switzerland and Germany for a period of eighteen months following termination of employment. In exchange for Mr. Melzi's undertakings in the agreement, as is common under Italian law, he will be eligible to receive, subject to the terms of the agreement, a gross amount equal to sixty percent (60%) of his fixed base compensation during the 365 days preceding the effective date of his termination. This amount will be payable in three equal installments over the non-competition period.

DIRECTOR COMPENSATION

2006 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding the compensation of our non-employee directors for 2006. J. Raymond Elliott, our Chairman, President and Chief Executive Officer, is not included in this table as he is our employee and receives no additional compensation for his services as a director.

Name (a)	Fees Earned or Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	Option Awards[3] ($) (d)	Total ($) (h)
Stuart M. Essig	53,375	96,880	7,364	157,619
Larry C. Glasscock	103,375	71,880	12,773	188,028
Arthur J. Higgins[4]	—	—	—	—
John L. McGoldrick	65,125	90,630	—	155,755
Augustus A. White, III, M.D., Ph.D.	106,375	71,880	—	178,255

(1) Amounts include fees that were paid in cash plus fees that were voluntarily deferred at each director's election under the Restated Zimmer Holdings, Inc. Deferred Compensation Plan for Non-Employee Directors, or the Deferred Compensation Plan. As explained more fully below, compensation that a director elects to defer is credited to the director's deferred compensation account as either treasury units, dollar units or deferred share units and will be paid in cash following the director's retirement or other termination of service from the Board.

(2) Represents the dollar amount recognized in 2006 for financial statement reporting purposes with respect to stock awards in accordance with SFAS 123(R), as follows:

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Restricted Stock Units (granted 05-01-06)	$40,000	$40,000	$ —	$40,000	$40,000
Deferred Share Units (granted 05-01-06)	31,880	31,880	—	31,880	31,880
Deferred Share Units (mandatory deferral)	25,000	—	—	18,750	—
Total	$96,880	$71,880	$ —	$90,630	$71,880

The following table sets forth the grant date fair value of annual grants of restricted stock units and deferred share units awarded to each director during 2006 as well as deferred share units granted to each of Messrs. Essig and McGoldrick during 2006 pursuant to the mandatory deferral provisions of the Deferred Compensation Plan.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Restricted Stock Units (granted 5-01-06)	$40,000	$40,000	$ —	$40,000	$40,000
Deferred Share Units (granted 5-01-06)	31,880	31,880	—	31,880	31,880
Deferred Share Units (mandatory deferral)	25,000	—	—	18,750	—
Total	$96,880	$71,880	$ —	$90,630	$71,880

The following table sets forth the aggregate number of restricted stock units held by each director and the aggregate number of deferred share units that will be settled in shares of our common stock held by each director as of December 31, 2006.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Number of Restricted Stock Units	627	627	—	627	627
Number of Deferred Share Units	1,720	4,243	—	5,040	3,998
Total	2,347	4,870	—	5,667	4,625

(3) Represents the dollar amount recognized in 2006 for financial statement reporting purposes in accordance with SFAS 123(R) with respect to stock options that were awarded to each of Messrs. Essig and Glasscock in the indicated year pursuant to their respective elections under the Deferred Compensation Plan to convert the portion of their annual retainer for Board service not subject to mandatory deferral into stock options, as follows:

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Stock Options (granted 05-01-06)	$5,615	$ —	$ —	$ —	$ —
Stock Options (granted 05-02-05)	1,749	—	—	—	—
Stock Options (granted 05-10-04)	—	6,135	—	—	—
Stock Options (granted 05-13-03)	—	6,638	—	—	—
Total	$7,364	$12,773	$ —	$ —	$ —

The following table sets forth the grant date fair value of stock options granted to Mr. Essig pursuant to his election under the Deferred Compensation Plan to convert the portion of his annual retainer for Board service not subject to mandatory deferral into stock options.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Stock Options (granted 05-01-06)	$22,459	$ —	$ —	$ —	$ —

The following table sets forth the aggregate number of shares of our common stock underlying unexercised stock options held by each director as of December 31, 2006.

	Mr. Essig	Mr. Glasscock	Mr. Higgins	Mr. McGoldrick	Dr. White
Number of Shares Underlying Stock Options	1,316	54,759	—	50,000	22,000

(4) Mr. Higgins joined the Board of Directors effective February 12, 2007.

Compensation of Non-Employee Directors

The Board of Directors believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key components of director compensation include an annual retainer, committee chair annual fees, meeting fees and equity-based awards. It is the Board's practice to provide a mix of cash and equity-based compensation to more closely align the interests of directors with our stockholders.

Retainers and Meeting Fees.   During 2006, we paid each non-employee director an annual retainer of $50,000 subject to mandatory deferral requirements as described below. We also paid each non-employee director a fee of $1,500 for attending each Board meeting and each Board committee meeting. We did not compensate non-employee directors for attending Board committee meetings held on the same day as a Board meeting prior to May 1, 2006. Effective as of that date, the Board approved this and other changes to non-employee director compensation as described more fully below. During 2006 we also paid each Board committee chair an additional annual fee of $6,875. The committee chair annual fee was $5,000 prior to May 1, 2006 and was increased to $7,500 effective as of that date. We pay non-employee directors one-fourth of their annual retainers and committee chair annual fees and fees for attending Board and committee meetings held during the prior three months at the end of each calendar quarter.

Equity-Based Compensation and Mandatory Deferrals.   During 2006, we awarded each non-employee director 500 deferred share units, or DSUs, as of the date of the annual meeting of stockholders with an initial value based on the price of our common stock on that date. We require that these annual DSU awards be credited to a deferred compensation account under the provisions of the Deferred Compensation Plan. DSUs represent an unfunded, unsecured right to receive shares of our common stock or the equivalent value in cash, and the value of DSUs varies directly with the price of our common stock. We also require that 50% of a director's annual retainer be deferred and credited to his or her deferred compensation account in the form of DSUs with an initial value equal to the amount of fees deferred until the director holds a total of at least 5,000 DSUs. Non-employee directors may elect to defer receipt of compensation in excess of their mandatory deferral and annual DSU award. Elective deferrals are credited to the director's deferred compensation account in the form of either treasury units, dollar units or DSUs with an initial value equal to the amount of fees deferred. The value of treasury units and dollar units does not change after the date of deferral. Amounts deferred as treasury units are credited with interest at a rate based on the six-month U.S. Treasury bill discount rate for the preceding year. Amounts deferred as dollar units are credited with interest at a rate based on the rate of return of our invested cash during the preceding year. All treasury units, dollar units and DSUs are immediately vested and payable following termination of the non-employee director's service on the Board. We settle annual DSU awards and mandatory deferral DSUs in shares of our common stock. We pay the value of treasury units, dollar units and elective deferral DSUs in cash. Directors may elect to receive the cash payment in a lump sum or in not more than ten annual installments. Non-employee directors may also elect to convert all or a portion of their annual retainer not subject to mandatory deferral into stock options using a ratio of an option to purchase three shares of common stock for each DSU the director would have received if he or she had elected to defer such compensation. These stock options become fully exercisable on the last day of the calendar year in which the options are granted if the director continues as a non-employee director throughout that year. Mr. Essig made this election and was granted stock options during 2006 under the Zimmer Holdings, Inc. Stock Plan for Non-Employee Directors, or the Stock Plan.

During 2006, we also awarded each non-employee director restricted stock units, or RSUs, as of the date of the annual meeting of stockholders with an initial value of $40,000 based on the price of our common stock on that date. These awards were made under the Stock Plan. The RSUs vested immediately and are subject to mandatory deferral until May 1, 2009 or, if later, the director's retirement or other termination of service from the Board. We will settle the RSUs in shares of our common stock.

Insurance, Expense Reimbursement and Director Education.   We provide non-employee directors with travel accident insurance and reimburse reasonable expenses they incur for transportation, meals and lodging when on company business. We also reimburse non-employee directors for reasonable out-of-pocket expenses, including tuition costs, incurred in attending director education programs approved by the company.

Changes to Director Compensation.   During 2005, the Corporate Governance Committee retained Watson Wyatt to conduct a competitive assessment of our non-employee director compensation program and to suggest recommendations for strengthening the program going forward. This assessment included a review of recently published general industry surveys on board of director compensation as well as an analysis of the director compensation practices of the peer group of companies identified in the Compensation Discussion and Analysis of this proxy statement, including total retainer and meeting fees, long-term equity compensation and total direct compensation. Effective May 1, 2006, we made the following changes to the compensation of our non-employee directors:

- the committee chair annual retainer was increased from $5,000 to $7,500;

- non-employee directors are now paid for each committee meeting attended, including committee meetings held on the same day as a Board meeting; and

- continuing non-employee directors, including directors who are elected or re-elected, are granted an additional annual equity award as of the date of each annual meeting of stockholders in the form of RSUs with an initial value, based on the price of our common stock on the date of grant, equal to $40,000.

The Board believes that these changes place the compensation of our non-employee directors at approximately the median of the comparable publicly-traded peer group mentioned above. In addition, as a result of these changes, approximately 80% of the initial value of the base compensation paid to a non-employee director (not including committee chair annual retainers) will be equity-based compensation, the receipt of which is subject to mandatory deferral until the director completes his or her service on the Board. Once a director satisfies the minimum 5,000 DSU ownership requirement described above under "Equity-Based Compensation and Mandatory Deferrals", the percentage of the initial value of his or her base compensation that is subject to mandatory deferral will decrease to approximately 60%. Dr. White, Mr. Glasscock and Mr. McGoldrick reached this minimum ownership requirement during 2003, 2004 and 2006, respectively. The Board believes that the mandatory deferral of equity-based compensation serves to increase share ownership levels of non-employee directors and aligns directors' interests more closely with those of stockholders.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2006, including the 2006 Stock Incentive Plan, as amended, the 2001 Stock Incentive Plan, as amended, the TeamShare Stock Option Plan, as amended, the Stock Plan for Non-Employee Directors, as amended, the Restated Deferred Compensation Plan for Non-Employee Directors, the Employee Stock Purchase Plan, as amended, and the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan.

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(#)
Equity compensation plans approved by security holders[1][2]	15,153,889[3]	$59.75[4]	20,945,905[5][6][7][8]
Equity compensation plans not approved by security holders[9]	216,472[10]	N/A[11]	533,528
Total	15,370,361	$59.75	21,479,433

(1) Consists of the 2006 Stock Incentive Plan, as amended, the 2001 Stock Incentive Plan, as amended, the TeamShare Stock Option Plan, as amended, the Stock Plan for Non-Employee Directors, as amended, the Restated Deferred Compensation Plan for Non-Employee Directors and the Employee Stock Purchase Plan, as amended.

(2) The table does not take into account the Executive Performance Incentive Plan, which provides for the payment of incentive compensation to certain key executives and which has been approved by security holders. The Compensation and Management Development Committee of the Board of Directors administers the plan and has adopted regulations requiring all payments with respect to awards under the plan be made in cash.

(3) Includes 1,502,757 options granted prior to our separation from our former parent with respect to common stock of the former parent which were replaced on August 7, 2001 with options to purchase our common stock. The replacement options were intended to preserve the economic value of the original options at the time of the separation. The number of shares of our common stock covered by replacement options was calculated by multiplying the number of shares of common stock of the former parent under the original options by a factor of 2.03614, and the exercise price of the options was decreased by dividing the original exercise price by the same factor. The weighted-average exercise price of the outstanding replacement options as of December 31, 2006 was $28.72. Also includes shares which may be issued pursuant to the following outstanding awards: (1) 15,001 deferred share units issued pursuant to the terms of the Restated Deferred Compensation Plan for Non-Employee Directors, as described in footnote (7) below, (2) 909,397 performance shares issued pursuant to the terms of the 2001 Stock Incentive Plan, or the 2001 Plan and (3) 1,000 restricted stock units issued pursuant to the terms of the 2006 Stock Incentive Plan, or the 2006 Plan.

(4) Represents the weighted average exercise price of outstanding options. Does not take into consideration outstanding deferred share units, performance shares or restricted stock units, which, once vested, may be converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost.

(5) No shares remain available for future issuance under the 2001 Plan, which by its terms expired in August 2006. The 2001 Plan was replaced by the 2006 Plan, which provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares. A maximum of 10,000,000 shares of our common stock may be issued pursuant to awards under the 2006 Plan. Of the 10,000,000 total shares that may be issued, no more than 1,000,000 shares may be issued pursuant to restricted stock, restricted stock unit, performance unit or performance share awards, and no more than 1,000,000 shares may be issued pursuant to incentive stock option awards.

(6) The Stock Plan for Non-Employee Directors provides for the grant of stock options, restricted stock and restricted stock units. A maximum of 2,000,000 shares of our common stock may be issued pursuant to awards under the plan. Of the 2,000,000 total shares that may be issued, not more than 500,000 shares may be issued pursuant to awards of restricted stock and restricted stock units.

(7) The Restated Deferred Compensation Plan for Non-Employee Directors provides for the mandatory deferral of certain compensation payable to our non-employee directors in the form of deferred share units. When amounts are deferred, a director's deferred compensation account is credited with that number of deferred share units equal to the deferral amount divided by the fair market value of a share of our common stock. Such deferred share units are payable in shares of our common stock after cessation of the individual's service as a director. A maximum of 200,000 shares of our common stock may be issued under the plan.

(8) Includes 2,577,984 shares available for purchase under the Employee Stock Purchase Plan, as amended.

(9) Consists of the Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan, which is described below.

(10) This number is the sum of the actual deferred stock units awarded under the plan as of December 31, 2006 (187,621) and the number of deferred stock units that would have been awarded (28,851) if all outstanding stock option units as of December 31, 2006 (150,276) were converted into deferred stock units as of December 31, 2006.

(11) Deferred stock units are converted into shares of our common stock on a one-for-one basis upon distribution at no additional cost, but were acquired as described below.

The Independent Sales Representatives Deferred Annual Final Compensation and Equity Incentive Plan is an unfunded, deferred compensation plan for our independent distributors. A participant may allocate each year's contribution to his or her account in 10% increments among stock option units, deferred stock units and a non-interest bearing deferred compensation account. Neither stock option units nor deferred stock units have any dividend or voting rights. A participant's stock option units will be converted into deferred stock units upon the earlier of (1) the ten-year anniversary of the date of grant of the applicable stock option unit, or (2) the date of the termination of the participant's distributor agreement. Deferred stock units will be converted into shares of common stock on a one-to-one basis upon distribution from the plan. Participants may elect to receive distributions of their interest in the plan in annual installments over a period of three to ten years. The maximum number of shares that may be issued over the life of the plan is 750,000.

PROPOSAL 1. ELECTION OF DIRECTORS

Two directors are to be elected at the meeting for a three-year term ending at the 2010 annual meeting. At the recommendation of the Corporate Governance Committee, the Board has nominated Larry C. Glasscock and John L. McGoldrick, who are presently our directors, for election at this annual meeting. Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies received for the election of each of the nominees.

If a nominee is unable or unwilling to serve as a nominee at the time of the annual meeting, the persons named as proxies may vote for a substitute nominee designated by the Board to fill the vacancy or for the balance of the nominees, leaving a vacancy. Alternatively, the Board may reduce its size. The Board has no reason to believe that either of the nominees will be unwilling or unable to serve if elected as a director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE TWO NOMINEES FOR DIRECTOR.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2007. PwC has served as our independent registered public accounting firm since 2001. Representatives of PwC attended all meetings of the Audit Committee in 2006. We expect that representatives of PwC will be present at the annual meeting and will be available to respond to appropriate questions. They will also have an opportunity to make a statement if they desire to do so.

The Audit Committee's appointment of PwC is being submitted to the stockholders for ratification. If a majority of stockholders voting on the matter do not ratify the selection, the Audit Committee will reconsider its choice taking into consideration the views of the stockholders and may, but will not be required to, appoint a different independent registered public accounting firm.

The following table shows the fees that we paid or accrued for audit and other services provided by PwC for the years 2006 and 2005. All of the services described in the following fee table were approved in conformity with the Audit Committee's pre-approval process, described below.

	2006	2005
Audit Fees[1]	$3,717,000	$3,958,000
Audit-Related Fees[2]	106,000	0
Tax Fees[3]	251,000	63,300
All Other Fees	0	0
	$4,074,000	$4,021,300

(1) This category includes the audit of our annual financial statements, the audit of management's assessment of our internal control over financial reporting, and PwC's own audit of our internal control over financial reporting, the review of interim financial statements included in our quarterly reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and statutory audits required by non-U.S. jurisdictions.

(2) This category consists of assurance and related services provided by PwC that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include employee benefit plan audits, accounting research and consultation and restructuring-related statutory audits for various countries.

(3) This category consists of tax services provided by PwC for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services to be provided to us by our independent registered public accounting firm prior to commencement of services. Mr. Glasscock, Audit Committee Chairman, has the delegated authority to pre-approve such services up to a specified aggregate fee amount. These pre-approval decisions are presented to the full Audit Committee at its next scheduled meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2007.

PROPOSAL 3. APPROVAL OF AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION TO REQUIRE ANNUAL ELECTION OF ALL DIRECTORS

Stockholders are being asked to approve a series of related amendments to our Restated Certificate of Incorporation in order to phase out the present three-year staggered terms of directors and provide for the annual election of all directors. Under the present classified board structure, the Board is divided into three classes with directors elected to staggered three-year terms. Approximately one-third of the directors stand for election each year. If the declassification proposal is approved, directors will be elected to one-year terms of office after their three-year terms expire at the 2008, 2009 or 2010 annual meetings.

Classified boards have been widely adopted and have a long history in corporate law. Our classified board structure has been in place since the spin-off from our former parent in 2001. Proponents of classified boards believe that they provide continuity and stability to the board, facilitate a long-term outlook by the board, and enhance the independence of non-employee directors. On the other hand, an increasing number of investors have come to believe that classified boards reduce accountability of directors because they limit the ability of stockholders to evaluate and elect all directors on an annual basis.

In 2005, a stockholder submitted a proposal that was considered at our 2006 annual meeting. The proposal requested that the Board take the steps necessary to cause the annual election of each director in the most expeditious manner possible. This proposal received support from a majority of the votes cast at the 2006 annual meeting.

The Board is committed to good corporate governance. The Board has, on several occasions, considered the advantages and disadvantages of maintaining a classified Board, and, in the past, has concluded that the classified Board structure was in our and our stockholders' best interests. This year, the Board requested that the Corporate Governance Committee reconsider the various positions for and against a classified Board, particularly in light of evolving corporate governance practices and changing investor sentiment, including the level of support for the declassification proposal considered at the 2006 annual meeting.

The Corporate Governance Committee consulted management and outside advisors when it considered the various positions for and against a classified Board. Based upon the analysis and recommendation of the committee, the Board has determined that amending the Restated Certificate of Incorporation to provide for the annual election of all directors is in our and our stockholders' best interests at this time.

Implementing this proposal would require amending four separate provisions in the Restated Certificate of Incorporation. Delaware law requires any amendment to be adopted by the board of directors, deemed advisable by the board and submitted to a vote of stockholders. On September 14, 2006, the Board unanimously adopted a resolution approving the proposed amendments. The Board further deemed such amendments advisable and is recommending that stockholders approve the amendments.

If the proposal is approved, the current classified Board structure will be phased out as follows:

- Current directors, including those elected to three-year terms at the 2007 annual meeting, will continue to serve the remainder of their elected terms; and

- Starting with the 2008 annual meeting, directors will be elected annually so that by the 2010 annual meeting, all directors will be elected annually.

Vote Required

Approval of the amendments to the Restated Certificate of Incorporation requires the affirmative vote of the holders of at least eighty percent (80%) of the combined voting power of the then-outstanding shares of all classes and series of our stock entitled to vote generally in the election of directors (a "super-majority" vote). An abstention on the proposal will have the same effect as a vote against it.

Amendments to Restated Certificate of Incorporation

The following is a brief description of each of the proposed amendments to the Restated Certificate of Incorporation:

1. Beginning at the 2008 Annual Meeting of Stockholders, Each Class of Directors Up For Election Will Serve One-Year Terms.

Article VII Section 7.01 of the Restated Certificate of Incorporation currently provides that the Board of Directors is to be divided into three classes, with the directors in each class standing for election at every third annual meeting of stockholders. If this proposal is adopted, this provision will be amended to phase out the current division of the Board of Directors into three classes and to provide instead for the annual election of directors commencing with the class of directors standing for election at the 2008 annual meeting of stockholders. To ensure a smooth transition to the new system, and to permit the current directors (including directors nominated for election at the 2007 annual meeting) to serve out the three-year terms to which the stockholders elected them, the amendments will not shorten the term of any director elected at or before the 2007 annual meeting. The new procedures would, however, apply to all directors elected after the 2007 annual meeting, including any current directors who are re-nominated after their current terms expire. Thus, the current class of directors who were elected at the 2005 annual meeting for a three-year term expiring in 2008 would, if re-nominated, stand for election at the 2008 annual meeting for one-year terms. At the 2009 annual meeting, those directors, together with the class of directors elected at the 2006 annual meeting for a three-year term expiring in 2009, would, if re-nominated, stand for election for one-year terms. Beginning with the 2010 annual meeting, the classification of the Board would end and all directors would be subject to annual election.

2. All Directors Elected to Fill Future Vacancies Will Serve One-Year Terms.

Article VII Section 7.03 of the Restated Certificate of Incorporation currently provides that directors elected to fill vacancies (either as a result of newly-created directorships or the death, resignation, disqualification, or removal of a director) are to hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred. If the declassification proposal is approved, Article VII Section 7.03 would be amended to provide that any directors that are elected to fill vacancies on the Board serve for a term ending at the next annual meeting of stockholders following their election.

3. Directors Can Be Removed From Office Without Cause.

Article VII Section 7.04 of the Restated Certificate of Incorporation currently provides that directors may only be removed from office for cause and with a super-majority vote in favor of removal. Under Delaware corporate law, stockholders may be limited to removing directors only for cause, but only if the company has a classified board structure. For Delaware corporations without a classified board, the holders of a majority of the voting stock are entitled to remove directors with or without cause. Accordingly, if this proposal is approved, Article VII Section 7.04 would be amended to eliminate the provision that directors may be removed only for cause and the super-majority requirement. Under Delaware law, directors cannot be removed by other directors, and the proposal will not change this.

4.   Future Voting-Related Amendments to the Restated Certificate of Incorporation May Be Approved by Majority Vote.

Both Article VII Section 7.05 and Article IX Section 9.01 of the Restated Certificate of Incorporation currently require a super-majority vote for any amendment to Article VII. If this proposal is approved, Article VII Section 7.05 and Article IX Section 9.01 would be amended to delete the super-majority vote requirement for future amendments to Article VII. As a result, if stockholders in the future wish to reestablish a classified Board, such reestablishment would need the affirmative vote of only a majority of the combined voting power of the then-outstanding shares of all classes and series of our stock entitled to vote generally in the election of directors at a meeting at which a quorum is present.

Appendix B to this proxy statement shows the relevant portions of Articles VII and IX of the Restated Certificate of Incorporation as proposed to be amended in connection with this proposal. If approved, the proposal will become effective upon the filing of a Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. If the proposal is approved by the required super-majority vote, we would make such a filing promptly after the annual meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION TO REQUIRE THE ANNUAL ELECTION OF ALL DIRECTORS.

PROPOSAL 4. ADOPT SIMPLE MAJORITY VOTE

Mr. John Chevedden, as legal proxy for Victor Rossi, who holds 400 shares of our common stock, has informed us that he intends to submit the following proposal at this year's meeting:

> RESOLVED: Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible.
>
> This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.
>
> Victor Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.
>
> This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cli.org formally recommends adoption of this proposal topic.
>
> Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80%-vote on a number of key governance issues, if our vote is an overwhelming 79%-yes and only 1%-no – only 1% could force their will on our 79%-majority.
>
> When one considers abstentions and broker non-votes, a supermajority vote can be almost impossible to obtain. For example, a proposal for annual election of each director at Goodyear (GT) failed to pass even though 90% of votes cast were in favor of the proposal. While companies often state that the purpose of supermajority requirements is to provide companies with the ability to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear Tire & Rubber Company vote is a perfect illustration.
>
> Corporate governance procedures and practices, and the level of accountability they impose, are arguable closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. Shareholders are willing to pay a premium for shares of corporations that have excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If our Company were to remove its supermajority requirements, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

**Adopt Simple Majority Vote
Yes on 4**

Statement in Opposition

The Board of Directors unanimously recommends a vote ''AGAINST'' adoption of this stockholder proposal for the following reasons:

The Board of Directors is firmly committed both to ensuring effective corporate governance and maximizing stockholder value. We are very proud of our governance practices that have supported the company's ability to be named to the Forbes' Platinum 400 list of the "Best Big Companies in America" for the third straight year and to rank first among its largest competitors in five-year total stockholder return. We have demonstrated our commitment to following best practices in corporate governance by our policies with respect to stockholder rights plans and auditor ratification, as well as our recent actions to adopt majority voting in director elections and support management's proposal to require the annual election of all directors. In addition, highly respected third-party governance research firms have found our governance practices to be exemplary. As of February 23, 2007, Institutional Shareholder Services rated Zimmer as outperforming 97.5% of the companies in the S&P 500 Index and 100% of the companies in the Health Care Equipment & Services industry group. GovernanceMetrics International® rated Zimmer 8.5 out of 10 in its July 2006 rating analysis.

The proposal seeks changes in the company's Restated Certificate of Incorporation and Restated By-Laws to eliminate provisions that require an 80% ("super-majority") vote for certain stockholder actions. Unlike some other companies, Zimmer essentially has only two such provisions in its organizational documents, which provisions can only be changed by an 80% affirmative vote:

- an 80% affirmative vote requirement to amend certain provisions of the Restated Certificate of Incorporation and Restated By-Laws relating to stockholder action and board of director matters, and

- an 80% affirmative vote requirement to remove a director from office.

As discussed in Proposal 3 beginning on page 39, management is proposing certain amendments to the company's Restated Certificate of Incorporation which would, in addition to requiring the annual election of all directors, eliminate the 80% vote requirement to remove a director from office and eliminate the 80% vote requirement to amend the provisions of the Restated Certificate of Incorporation relating to board of director matters. Accordingly, if stockholders approve Proposal 3 (and after the company files a Certificate of Amendment to its Restated Certificate of Incorporation to effectuate the changes), the only provisions of Zimmer's organizational documents requiring a super-majority vote of stockholders would be the 80% affirmative vote requirement to amend certain provisions of those documents relating to stockholder action.

We believe that there are important governance reasons for retaining the limited super-majority voting provisions in the company's Restated Certificate of Incorporation and Restated By-laws, as these provisions help to protect the interests of stockholders. A reduction in the 80% vote requirement for these provisions could weaken our ability, as an independent Board, to preserve and maximize value for all stockholders in an unsolicited or "hostile" attempt to acquire control of the company. The 80% vote requirement of these provisions would not preclude a takeover offer. However, the provisions serve in part to encourage potential acquirers to negotiate with the Board rather than just a few large stockholders whose interests might diverge from those of the other stockholders. Thus, they help the Board ensure that all stockholders are treated fairly.

Further, the super-majority voting requirements do not preclude changes to Zimmer's Restated Certificate of Incorporation or Restated By-Laws. Rather, they help to ensure that certain fundamental changes to the company's organizational documents are made only with a broad consensus of stockholders, rather than by a "simple majority" of stockholders (which may, in practice, be as little as 25.1% of shares outstanding).

After careful consideration of the proposal, the Board of Directors believes that eliminating these limited "super-majority" voting provisions in the company's Restated Certificate of Incorporation and Restated By-Laws would not be in the best interests of the company and its stockholders. Therefore, we recommend a vote against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS STOCKHOLDER PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY OTHERWISE IN THEIR PROXIES.

2008 PROXY PROPOSALS

To be considered for inclusion in next year's proxy statement, we must receive stockholder proposals relating to the 2008 annual meeting of stockholders at our principal executive offices, 345 East Main Street, Warsaw, Indiana 46580, Attention: Corporate Secretary, no later than November 23, 2007.

Under our Restated By-Laws, as amended, no business may be brought before an annual meeting except as set forth in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Chairman of the Board or by a stockholder entitled to vote who has delivered notice to us containing certain information set forth in the Restated By-Laws, as amended, not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting. For our meeting in 2008, we must receive this notice no later than February 7, 2008 and no earlier than January 8, 2008. However, in the event that the 2008 annual meeting is called for a date that is more than 30 days before or more than 60 days after May 7, 2008, notice must be delivered no earlier than the 120th day prior to the 2008 annual meeting and not later than the later of the 90th day prior to the 2008 annual meeting or the 10th day following the day public announcement of the date of the meeting is first made. These notice requirements are deemed satisfied by a stockholder who has complied with SEC Rule 14a-8 and whose proposal is included in our proxy statement. A copy of the by-law provisions discussed above may be obtained by writing us at our principal executive offices, 345 East Main Street, Warsaw, Indiana 46580, Attention: Corporate Secretary.

INCORPORATION BY REFERENCE

The sections of this proxy statement entitled "Audit Committee Report" and "Compensation Committee Report" do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate them by reference therein.

Appendix A

ZIMMER HOLDINGS, INC.
CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

As permitted by the rules of the New York Stock Exchange, the Board has adopted categorical standards to assist it in making determinations of independence. These standards incorporate, and are consistent with, the definition of "independent" contained in the New York Stock Exchange listing rules. Any determination of independence for a director who does not meet these standards will be specifically explained in the Company's proxy statement. The standards are as follows:

A. A director will not be independent if, within the preceding three years:

1. the director was employed by the Company;

2. an immediate family member of the director was employed by the Company as an executive officer;

3. the director, or an immediate family member of the director, received more than $100,000 during any twelve-month period in direct compensation from the Company, other than director and Board committee fees or deferred compensation for prior service;

4. the director was (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time or is a current partner or employee of such firm;

5. an immediate family member of the director was (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time or is a current employee of such firm and participates in the firm's audit, assurance or tax compliance practice or is a current partner of the firm;

6. an executive officer of the Company was on the compensation committee of the board of directors of a company that concurrently employed the director or employed an immediate family member of the director as an executive officer; or

7. a company made payments to or received payments from the Company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues, and such company currently employs the director or currently employs an immediate family member of the director as an executive officer.

B. A director will not be independent if:

1. the director is employed as an executive officer of a company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the company that employs the director;

2. the Company owns or controls more than 5% of the outstanding equity interests of a company that employs the director as an executive officer; or

3. the director serves as an officer, director or trustee of a charitable organization, and the Company's discretionary charitable contributions to the organization are more than 5% of the organization's total annual charitable receipts or more than 10% of the Company's total annual charitable contributions. (Any automatic matching of employees' charitable contributions would not be included in the Company's annual charitable contributions for this purpose).

C. A director will not be independent for purposes of serving on the Company's Audit Committee if:

1. the director or an immediate family member of the director accepts any consulting, advisory, or other compensatory fee from the Company, other than director or Board committee fees or fixed amounts of compensation under a retirement plan or deferred compensation plan for prior service;

2. the director is a partner, member, managing director or executive officer of, or occupies a similar position with, an entity which provides accounting, consulting, legal, investment banking or financial advisory services to the Company; or

3. the director is an affiliate of the Company apart from the director's capacity as a member of the Board and any Board committee.

D.   For purposes of these director independence standards:

    1. references to the Company include the Company's consolidated subsidiaries;

    2. a director's "immediate family members" include his or her spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the director's home; and

    3. an "affiliate" of the Company is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.

Appendix B

ZIMMER HOLDINGS, INC.
RELEVANT PORTIONS OF ARTICLES VII AND IX OF
THE RESTATED CERTIFICATE OF INCORPORATION
(As Proposed to Be Amended May 7, 2007)

ARTICLE VII
BOARD OF DIRECTORS

SECTION 7.01.   NUMBER, ELECTION AND TERMS.   Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect additional Directors under specified circumstances, the number of the Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three). Beginning with the 2008 annual meeting of stockholders, the Directors whose terms are expiring, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up, shall be elected for one-year terms, with each Director to hold office until such person's successor is duly elected and qualified.

SECTION 7.03.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES.   Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall only be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any Director elected in accordance with the preceding sentence shall serve a term expiring at the next annual meeting of stockholders and until such Director's successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SECTION 7.04.   REMOVAL.   Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under specified circumstances, any Director may be removed from office with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

SECTION 7.05.   AMENDMENT, REPEAL, ETC.   Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article VII.

ARTICLE IX
AMENDMENT OF CERTIFICATE OF INCORPORATION

SECTION 9.01.   The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and, except as set forth in Article X, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal Article V, VIII or this sentence.

ZIMMER HOLDINGS, INC.
C/O THE BANK OF NEW YORK
101 BARCLAY STREET, 11TH FLOOR EAST
NEW YORK, NY 10286

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 6, 2007 (or May 2, 2007 for shares held in the company's Savings and Investment Programs). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Zimmer Holdings, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 6, 2007 (or May 2, 2007 for shares held in the company's Savings and Investment Programs). Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Zimmer Holdings, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ZIMER1   KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ZIMMER HOLDINGS, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 & 3 AND "AGAINST" PROPOSAL 4.

	BOARD RECOMMENDS	For	Against	Abstain
1. Election of Directors:				
1a. Larry C. Glasscock	**FOR**	☐	☐	☐
1b. John L. McGoldrick	**FOR**	☐	☐	☐
2. Auditor Ratification	**FOR**	☐	☐	☐
3. Amendment of Restated Certificate of Incorporation to Require Annual Election of All Directors	**FOR**	☐	☐	☐
4. Stockholder Proposal to Adopt Simple Majority Vote	**AGAINST**	☐	☐	☐

For address changes and/or comments, please check this box ☐
and write them on the back where indicated.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice that proxy information is available on the Internet, instead of mailing you a complete set of materials. Check the box to the right if you want to receive a complete set of future proxy materials by mail. If you do not take action you may receive only a notice. ☐

The shares represented by this proxy will be voted as directed by the stockholder. Where no direction is given when the duly executed proxy is voted, such shares will be voted FOR Items 1, 2 & 3 and AGAINST Item 4.

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

ZIMMER HOLDINGS, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints J. Raymond Elliott, Sam R. Leno, David C. Dvorak and Chad F. Phipps, and each of them, proxies, with full power of substitution in each of them, for and on behalf of the undersigned to vote as proxies, as directed and permitted herein, at the Annual Meeting of Stockholders of the company to be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York on Monday, May 7, 2007, at 9:00 a.m., and at any adjournments thereof upon matters set forth in the Proxy Statement and, in their judgment and discretion, upon such other business as may properly come before the meeting.

ANNUAL MEETING OF STOCKHOLDERS MAY 7, 2007

When properly executed, your proxy will be voted as you indicate, or where no contrary indication is made, will be voted FOR Proposals 1, 2 and 3 and AGAINST Proposal 4. The full text of the proposals and position of the Board of Directors on each appears in the Proxy Statement and should be reviewed prior to voting.

IMPORTANT: YOUR VOTE IS IMPORTANT. PLEASE VOTE THESE SHARES TODAY.

For participants in the Zimmer Holdings, Inc. Savings and Investment Program or the Zimmer Puerto Rico Savings and Investment Program.

The Trustee will vote the shares credited to this account in accordance with the specifications that you indicate on the reverse. If you sign and return the form, but do not indicate your voting specifications, the Trustee will vote as recommended by the Board of Directors. **Unless otherwise instructed prior to May 2, 2007, the Trustee WILL VOTE these shares in the same manner and proportion as the shares for which the Trustee received voting specifications.** The Trustee will exercise its discretion in voting on any other matter that may be presented for a vote at the meeting and at adjournments or postponements.

Continued on the reverse side.

Address Changes/Comments: _____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)